United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signatures

Contents

A- Quarterly Information	3
1- Balance Sheet	3
2- Statement of Income	4
3- Statement of Changes in Stockholders’ Equity	5
4- Statement of Cash Flows	6
5- Statement of Value Added	7
6- Notes to the Quarterly Information as of and for the period ended at June 30, 2009 and 2008	8
6.1- Operations	8
6.2- Summary of Significant Accounting Policies and Presentation of Interim Quarterly Information	8
6.3- Consolidation Principles and Practices	8
6.4- Acquisitions and Divestments	9
6.5- Cash and Cash Equivalents	9
6.6- Short-Term Investments	9
6.7- Related Parties	10
6.8- Inventories	12
6.9- Recoverable Taxes	13
6.10- Deferred Income Tax and Social Contribution	13
6.11- Investments	14
6.12- Intangible	14
6.13- Property, Plant and Equipment	15
6.14- Loans and Financing	15
6.15- Contingent Liabilities and commitments	17
6.16- Provision for Asset Retirement Obligations	18
6.17- Pension Plan	19
6.18- Long-term Incentive compensation plan	19
6.19- Paid-up Capital	20
6.20- Funds linked to future mandatory conversion into shares	20
6.21- Treasury Stock	21
6.22- Compensation of Stockholders	21
6.23- Financial Results	21
6.24- Financial Instruments — Derivatives	22
6.25- Selling, Administrative, Other Operating Expenses and Results from the Sale of Investments	33
6.26- Subsequent Events	34
7- Report of the Independent Accountants on Limited Review	35
8- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies	37

B- Additional Information	38
9- Cash generation (to review)	38
10- Management’s Discussion and Analysis of the Operational Performance in June 30, 2009 (to review)	39
10.1- Management’s Discussion and Analysis of the Operational Performance of Consolidated	39
10.1.1- Sales revenues	39
10.1.2- Cost of products and services	41
10.1.3- Selling and administrative expenses	41
10.1.4- Research and development	41
10.1.5- Other operating expenses	41
10.1.6- Net financial results	41
10.1.7- Income tax and social contribution	41
10.1.8- Results on sale of investments	41
10.2- Management’s Discussion and Analysis of the Operational Performance of Parent Company	42
10.2.1- Sales revenues	42
10.2.2- Cost of products and services	42
10.2.3- Gross margin	42
10.2.4- Equity Results	42
10.2.5- Selling and administrative expenses	42
10.2.6- Research and development	42
10.2.7- Other operating expenses/ income	42
10.2.8- Net financial results	42
10.2.9- Income tax and social contribution	42
11- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	43

A- Quarterly Information
(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
1- Balance Sheet

Balance at	In thousands of reais

		Consolidated		Parent Company
	Notes	06/30/09	03/31/09	06/30/09	03/31/09
Assets
Current
Cash and cash equivalents	6.5	16,332,857	21,319,996	1,877,690	6,242,789
Short term investments	6.6	5,854,800	7,447,998	—	—
Accounts receivable from customers		5,560,328	6,778,538	7,396,139	6,842,343
Related parties	6.7	130,061	345,532	5,338,362	1,906,134
Inventories	6.8	8,204,776	9,136,088	2,769,348	2,905,394
Deferred income tax and social contribution		1,098,971	1,330,118	828,224	1,013,538
Taxes to recover or offset	6.9	1,688,351	3,948,197	871,365	2,669,792
Advanced to suppliers		825,473	1,033,310	745,015	863,488
Others		1,343,534	1,375,879	294,596	213,222

		41,039,151	52,715,656	20,120,739	22,656,700

Non-current
Related parties	6.7	51,051	25,300	329,385	4,689,193
Loans and financing		194,168	204,445	132,277	130,594
Prepaid expenses		478,344	551,381	—	—
Judicial deposits		1,940,809	1,858,809	1,316,458	1,280,783
Advances to energy suppliers		920,985	936,864	—	—
Deferred income tax and social contribution		924,211	1,179,111	707,593	831,638
Taxes to recover or offset	6.9	1,310,040	1,318,451	168,882	161,934
Derivatives at market value	6.24	481,069	153,136	268,562	3,456
Others		232,226	394,623	323,507	406,714

		6,532,903	6,622,120	3,246,664	7,504,312

Investments	6.11	2,399,799	2,854,889	84,791,579	94,480,089
Intangibles	6.12	10,199,050	10,590,977	7,933,305	8,248,869
Property, plant and equipment	6.13	111,097,194	115,170,636	40,924,525	39,571,240

		123,696,043	128,616,502	133,649,409	142,300,198

		171,268,097	187,954,278	157,016,812	172,461,210

Liabilities, and stockholders’ equity
Current
Payable to suppliers and contractors		3,893,496	4,141,927	2,243,596	2,066,018
Payroll and related charges		1,219,661	1,086,092	692,976	534,429
Current portion of long-term debt	6.14	1,397,378	1,748,005	611,928	857,170
Short-term debt	6.14	693,693	1,093,758	—	—
Related parties		4,276	171,204	6,231,077	7,680,034
Taxes, contributions and royalties		278,028	323,687	102,893	101,659
Provision for income tax		494,253	738,242	18,935	27,093
Pension Plan		226,258	240,360	98,401	88,679
Ferrovia Norte Sul subconcession		474,787	954,646	—	—
Derivatives at market value	6.24	117,322	6,246	—	—
Provision for asset retirement obligations	6.16	63,898	88,979	32,885	57,266
Proposed dividends and interest on stockholders’ equity	6.22	2,108,079	4,834,040	2,108,079	4,834,040
Others		1,042,083	2,410,683	544,164	1,407,390

		12,013,212	17,837,869	12,684,934	17,653,778

Non-current
Pension Plan		3,331,289	3,635,158	478,672	514,587
Long-term debt	6.14	38,303,736	42,526,571	12,180,184	11,791,801
Related parties		241,203	125,057	30,782,311	36,922,911
Provisions for contingencies	6.15	2,979,229	2,984,338	1,687,811	1,692,372
Deferred income tax and social contribution		8,612,651	8,750,623	1,115,161	294,481
Derivatives at market value	6.24	20,732	1,423,160	—	1,166,157
Provision for asset retirement obligations	6.16	1,945,649	1,978,751	853,854	837,731
Others		4,782,881	4,064,764	2,674,502	2,975,813

		60,217,370	65,488,422	49,772,495	56,195,853

Minority interest		4,478,132	6,016,408	—	—

Stockholders’ equity
Paid-up capital	6.19	47,434,193	47,434,193	47,434,193	47,434,193
Transaction cost for capital increase		(160,771)	(160,771)	(160,771)	(160,771)
Funds linked to future mandatory conversion into shares	6.20	3,063,833	3,063,833	3,063,833	3,063,833
Equity valuation adjustment		117,321	229,909	117,321	229,909
Cumulative translation Adjustments		(436,472)	4,969,788	(436,472)	4,969,788
Profit reserves		44,541,279	43,074,627	44,541,279	43,074,627

		94,559,383	98,611,579	94,559,383	98,611,579

		171,268,097	187,954,278	157,016,812	172,461,210

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
2- Statement of Income

Period ended in	In thousands of reais

		Consolidated					Parent Company
					Accumulated		Accumulated
	Notes	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08	06/30/09	06/30/08
Sales revenues
Ore and metals		8.796.797	10.831.690	15.876.401	19.628.487	27.823.552	13.290.980	12.214.163
Sales of aluminum-related products		1.011.319	1.070.907	1.300.993	2.082.226	2.472.850	240.224	152.604
Transport services		714.857	610.482	932.014	1.325.339	1.718.860	583.454	1.007.147
Sales of steel products		107.113	169.915	357.209	277.028	677.398	—	—
Other products and services		373.399	495.529	417.844	868.928	740.859	192.966	157.068

		11.003.485	13.178.523	18.884.461	24.182.008	33.433.519	14.307.624	13.530.982
Value Added taxes		(311.981)	(262.683)	(549.165)	(574.664)	(973.483)	(356.214)	(710.755)

Net operating revenues		10.691.504	12.915.840	18.335.296	23.607.344	32.460.036	13.951.410	12.820.227

Cost of products and services
Ores and metals		(4.695.108)	(4.901.169)	(5.858.827)	(9.596.277)	(11.525.297)	(5.256.633)	(6.960.012)
Aluminum-related products		(1.103.845)	(1.051.383)	(918.014)	(2.155.228)	(1.723.846)	(250.084)	(174.112)
Transport services		(493.482)	(496.554)	(560.210)	(990.036)	(1.052.540)	(396.559)	(450.969)
Steel products		(104.189)	(154.046)	(291.826)	(258.235)	(589.594)	—	—
Other products and services		(294.784)	(263.615)	(262.560)	(558.399)	(511.683)	(120.301)	(63.724)

		(6.691.408)	(6.866.767)	(7.891.437)	(13.558.175)	(15.402.960)	(6.023.577)	(7.648.817)

Gross profit		4.000.096	6.049.073	10.443.859	10.049.169	17.057.076	7.927.833	5.171.410

Gross margin		37,4%	46,8%	57,0%	42,6%	52,5%	56,8%	40,3%

Operating expenses
Selling and Administrative	6.25	(513.643)	(574.490)	(631.544)	(1.088.133)	(1.231.393)	(556.704)	(616.235)
Research and development		(561.930)	(441.229)	(462.937)	(1.003.159)	(793.943)	(627.020)	(448.331)
Other operating expenses	6.25	(734.955)	(884.515)	(149.365)	(1.619.470)	(506.828)	(576.270)	110.757

		(1.810.528)	(1.900.234)	(1.243.846)	(3.710.762)	(2.532.164)	(1.759.994)	(953.809)

Operating profit before financial results, results of equity investments and impairment		2.189.568	4.148.839	9.200.013	6.338.407	14.524.912	6.167.839	4.217.601

Results of equity investments	6.11	50.021	13.450	69.448	63.471	114.489	(4.168.176)	6.434.696

Amortization of goodwill	6.12	—	—	(336.215)	—	(725.365)	—	(725.365)

		50.021	13.450	(266.767)	63.471	(610.876)	(4.168.176)	5.709.331

Financial results, net	6.23	2.574.281	(361.256)	1.765.976	2.213.025	532.786	6.698.522	2.507.190

Gain on sale of investment	6.25	295.722	—	—	295.722	138.879	295.722	—

Income before income tax and social contribution		5.109.592	3.801.033	10.699.222	8.910.625	14.585.701	8.993.907	12.434.122

Income tax and social contribution	6.10	(3.533.597)	(757.982)	(2.571.182)	(4.291.579)	(3.241.065)	(4.376.352)	(1.347.716)

Current		(3.286.788)	(1.157.050)	(2.042.873)	(4.443.838)	(3.250.601)	(4.090.663)	(1.176.836)
Deferred charges		(246.809)	399.068	(528.309)	152.259	9.536	(285.689)	(170.880)
Minority interest		(109.343)	107.852	(222.577)	(1.491)	(258.230)	—	—

Net income for the period		1.466.652	3.150.903	7.905.463	4.617.555	11.086.406	4.617.555	11.086.406

Number of shares outstanding at the end of the period (in thousands) (a)		5.212.691	5.212.680	4.832.391	5.212.691	4.832.391	5.212.691	4.832.391

Net earnings per share outstanding at the end of the period (R$)		0,28	0,60	1,63	0,89	2,29	0,89	2,29

(a)	Includes 30,341,144 and 56,582,040 preferred and common shares, respectively, linked to issue of convertible notes, (see note 6.19).
The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
3- Statement of Changes in Stockholders’ Equity

Periods ended	In thousands of reais

				Funds linked to
				future mandatory	Equity	Cumulative	Profit reserves
			Transaction	conversion into	valuation	translation	Expansion/		Unrealized		Fiscal	Retained
	Notes	Paid-up capital	cost	shares	adjustment	Adjustments	Investments	Treasury stock	income	Legal	incentives	earnings	Total
At December 31, 2007		28,000,000	—	3,063,833	—	—	24,285,431	(790,224)	60,883	2,319,695	89,844	—	57,029,462

Net income for the year		—	—	—	—	—	—	—	—	—	—	21,279,629	21,279,629
Treasury Stock		—	—	—	—	—	—	(1,658,266)	—	—	—	—	(1,658,266)
Cumulative translation Adjustments		—	—	—	—	5,982,074	—	—	—	—	—	—	5,982,074
Unrealized gain on available — for — sale securities		—	—	—	7,945	—	—	—	—	—	—	—	7,945
Capital increase	6.19	19,434,193	(160,771)	—	—	—	—	—	—	—	—	—	19,273,422
Appropriation of results													—
Interim dividends		—	—	—	—	—	(580,124)	—	—	—	—	(225,462)	(805,586)
Remuneration paid to Stockholder’s		—	—	—	—	—	—	—	—	—	—	(4,834,040)	(4,834,040)
Appropriation to profit reserves		—	—	—	—	—	15,178,507	—	(22,362)	1,063,982	—	(16,220,127)	—

At December 31, 2008		47,434,193	(160,771)	3,063,833	7,945	5,982,074	38,883,814	(2,448,490)	38,521	3,383,677	89,844	—	96,274,640

Net income for the period		—	—	—	—	—	—	—	—	—	—	3,150,903	3,150,903
Treasury Stock		—	—	—	—	—	—	(23,642)	—	—	—	—	(23,642)
Cumulative translation Adjustments		—	—	—	—	(1,012,286)	—	—	—	—	—	—	(1,012,286)
Unrealized results of market valuation		—	—	—	221,964	—	—	—	—	—	—	—	221,964

At March 31, 2009		47,434,193	(160,771)	3,063,833	229,909	4,969,788	38,883,814	(2,472,132)	38,521	3,383,677	89,844	3,150,903	98,611,579

Net income for the period		—	—	—	—	—	—	—	—	—	—	1,466,652	1,466,652
Cumulative translation Adjustments		—	—	—	—	(5,406,260)	—	—	—	—	—	—	(5,406,260)
Unrealized results of market valuation		—	—	—	(112,588)	—	—	—	—	—	—	—	(112,588)

At June 30, 2009		47,434,193	(160,771)	3,063,833	117,321	(436,472)	38,883,814	(2,472,132)	38,521	3,383,677	89,844	4,617,555	94,559,383

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
4- Statement of Cash Flows

Period ended	In thousands of reais

	Consolidated					Parent Company
	Accumulated					Accumulated
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08	06/30/09	06/30/08
Cash flows from operating activities:
Net income for the period	1,466,652	3,150,903	7,905,463	4,617,555	11,086,406	4,617,555	11,086,406
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	(50,021)	(13,450)	266,767	(63,471)	610,876	4,168,176	(5,709,331)
Sale of assets	(295,722)	—	—	(295,722)	(138,879)	(295,722)	—
Depreciation, amortization and depletion	1,253,422	1,296,765	1,250,502	2,550,187	2,563,430	978,519	862,227
Deferred income tax and social contribution	246,809	(399,068)	528,309	(152,259)	(9,536)	285,689	170,880
Indexation and exchange gains, net	(4,007,311)	361,416	(2,777,853)	(3,645,895)	(3,641,208)	(6,202,776)	(3,222,752)
Minority interest	109,343	(107,852)	222,577	1,491	258,230	—	—
Disposal of property, plant and equipment	140,663	162,431	121,400	303,094	249,220	111,793	171,904
Net unrealized losses (gains) on derivatives	(1,814,648)	(43,775)	(1,109,435)	(1,858,423)	(571,747)	(1,578,872)	(943,069)
Dividends/interest on stockholders’ equity received	21,318	—	22,866	21,318	22,866	293,817	505,970
Others	(145,090)	(43,481)	(55,418)	(188,571)	31,632	(141,457)	(186,857)

	(3,074,585)	4,363,889	6,375,178	1,289,304	10,461,290	2,236,722	2,735,378

Decrease (increase) in assets:
Accounts receivable	1,243,549	1,007,191	(1,335,306)	2,250,740	(957,988)	2,430,933	(568,222)
Inventories	1,230,727	504,458	(253,545)	1,735,185	(105,475)	171,757	(166,087)
Advances to energy suppliers	—	15,879	(29,157)	15,879	31,758	—	—
Taxes to Recover	2,577,021	(164,804)	13,162	2,412,217	(212,460)	2,478,039	(100,044)
Others	(402,417)	(258,371)	223,679	(660,788)	60,021	286,598	21,839

	4,648,880	1,104,353	(1,381,167)	5,753,233	(1,184,144)	5,367,327	(812,514)

Increase (decrease) in liabilities:
Suppliers and contractors	(455,329)	(728,025)	171,349	(1,183,354)	158,091	98,207	36,639
Payroll and related charges	82,107	(341,404)	268,704	(259,297)	(179,893)	(187,662)	(115,021)
Taxes and contributions	(422,690)	312,207	1,556,723	(110,483)	163,078	(10,591)	735,420
Others	805,549	(98,016)	(735,667)	707,533	(785,706)	880,550	(392,369)

	9,637	(855,238)	1,261,109	(845,601)	(644,430)	780,504	264,669

Net cash provided by operating activities	1,583,932	4,613,004	6,255,120	6,196,936	8,632,716	8,384,553	2,187,533

Cash flows from investing activities:
Short term investments	1,593,198	(2,054,202)	—	(461,004)	—	—	—
Loans and advances receivable	(591,957)	(65,384)	(26,640)	(657,341)	9,846	(38,733)	(78,182)
Guarantees and deposits	(59,388)	(51,728)	(17,282)	(111,116)	(78,497)	(68,141)	(54,602)
Additions to investments	(622,555)	(166,077)	(13,744)	(788,632)	(32,324)	(4,186,179)	(199,292)
Additions to property, plant and equipment	(4,165,787)	(3,682,753)	(3,619,924)	(7,848,540)	(6,727,544)	(3,558,728)	(2,534,429)
Proceeds from disposal of property, plant and equipment/investments	602,683	—	—	602,683	370,501	602,683	—
Net cash used in acquisitions and capital increase in subsidiaries, net of cash of acquired	(660,420)	(2,133,721)	—	(2,794,141)	—	—	—

Net cash used in investing activities	(3,904,226)	(8,153,865)	(3,677,590)	(12,058,091)	(6,458,018)	(7,249,098)	(2,866,505)

Cash flows from (used in) financing activities:
Short-term debt additions	695,738	356,101	705,367	1,051,839	2,334,181	87,640	3,076,974
Short-term debt repayments	(1,102,714)	(401,719)	(869,076)	(1,504,433)	(2,169,646)	(4,058,003)	(1,784,149)
Long-term debt	802,672	540,936	507,102	1,343,608	2,969,986	1,076,773	2,831,609
Repayments:
Related parties	—	—	—	—	—	(80,993)	(40,293)
Financial institutions	(184,364)	(241,267)	(1,068,375)	(425,631)	(1,282,350)	(237,745)	(1,175,100)
Interest on stockholders’ equity paid to stockholders and dividends	(2,734,500)	—	(2,248,245)	(2,734,500)	(2,248,245)	(2,734,500)	(2,109,750)
Treasury stock	—	(23,642)	—	(23,642)	6	(23,642)	6

Net cash provided by (used in) financing activities	(2,523,168)	230,409	(2,973,227)	(2,292,759)	(396,068)	(5,970,470)	799,297

Increase (decrease) in cash and cash equivalents	(4,843,462)	(3,310,452)	(395,697)	(8,153,914)	1,778,630	(4,835,015)	120,325
Cash and cash equivalents, beginning of the period	21,319,996	24,639,245	4,274,642	24,639,245	2,127,909	6,712,705	120,188
Effects of exchange rates in cash and equivalents	(143,677)	(8,797)	(132,560)	(152,474)	(160,154)	—	—

Cash and cash equivalents, end of the period	16,332,857	21,319,996	3,746,385	16,332,857	3,746,385	1,877,690	240,513

Cash paid during the period for:
Short-term interest	(23,554)	(35,794)	(25,556)	(59,348)	(59,125)	(107,708)	(58,950)
Long-term interest	(653,897)	(647,133)	(584,351)	(1,301,030)	(1,078,595)	(1,393,223)	(1,477,788)
Income tax and social contribution	(282,770)	(335,254)	(351,924)	(618,024)	(3,281,974)	—	(564,914)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(57,176)	(134,359)	(28,633)	(191,535)	(40,165)	(10,617)	(21,960)
Transfer of advance for future capital increase to investments	—	—	—	—	—	(291,950)	(112,173)

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
5- Statement of Value Added

Period ended	In thousands of reais

	Consolidated			Parent Company
	06/30/09	06/30/08	06/30/09	06/30/08
Generation of Value Added
Sales revenue
Revenue from products and services	24,192,471	33,462,071	14,313,897	13,551,466
Revenue for the construction of own assets	5,052,819	6,171,601	3,558,728	2,534,429
Allowance for doubtful accounts	(10,463)	(28,552)	(6,273)	(20,484)
Less: Acquisition of products	(631,470)	(1,396,877)	(93,899)	(1,024,097)
Outsourced services	(2,970,794)	(2,535,102)	(1,324,167)	(1,840,773)
Materials	(8,128,686)	(9,421,088)	(5,374,051)	(4,663,996)
Fuel oil and gas	(1,235,519)	(1,728,308)	(472,911)	(701,458)
Energy	(804,126)	(948,319)	(289,220)	(269,379)
Other costs	(3,632,329)	(2,521,753)	(1,516,163)	(1,212,742)

Gross Value Added	11,831,903	21,053,673	8,795,941	6,352,966
Depreciation, amortization and depletion	(2,550,187)	(2,563,430)	(978,519)	(862,227)

Net Value Added	9,281,716	18,490,243	7,817,422	5,490,739
Received from third parties
Financial revenue	539,403	167,916	415,647	144,493
Results of equity investment	63,471	(610,876)	(4,168,176)	5,709,331

Total Value Added to be distributed	9,884,590	18,047,283	4,064,893	11,344,563

Personnel	2,548,346	2,387,898	1,112,104	871,894
Taxes, rates and contribution	4,390,820	4,679,619	4,618,109	1,748,960
Remuneration on third partiy capital	1,453,195	1,714,318	1,567,678	1,727,175
Indexation and exchange rate	(3,126,817)	(2,079,188)	(7,850,553)	(4,089,872)
Stockholders’ remuneration Stockholders	4,617,555	11,086,406	4,617,555	11,086,406
Minority interest	1,491	258,230	—	—

Distribution of Value Added	9,884,590	18,047,283	4,064,893	11,344,563

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
6- Notes to the Quarterly Information as of and for the period ended at June 30, 2009 and 2008
(In thousands of Brazilian reais, except as otherwise stated)
6.1- Operations
Vale S.A. formerly denominated Companhia Vale do Rio Doce, (Vale, the Company) is a publicly company whose predominant activities are mining, processing and sales of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, also operates in nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, coal, steel, and aluminum-related products.
6.2- Summary of Significant Accounting Policies and Presentation of Interim Quarterly Information
The unaudited Interim Financial Information have been prepared in conformity with the accounting practices adopted in Brazil, based on Corporate law, (as amended by Law 11.638), Provisional Act 449, as well as the rules and guidelines issued by Brazilian Securities Commission — CVM, which special review were done by our auditors according the rules stablished by Independent Auditors institute of Brazil — IBRACON, together with Accounting Federal Concil — CFC. These informations followed the principles, methods and criteria that are uniform to those adopted in the prior year ended December, 31 2008, except with regard to the goodwill amortization, and consequently, should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31,2008.
According to CPC 13 — First-time adoption of Law 11.638 and Provisional Act 449/08, the goodwill on expected future results resulting from the acquisition of other company is no longer amortized as from 2009 and therefore is no longer presented in the line item “goodwill amortization” in the statement of income. In 2Q08 the amount recorded was R$ 336.215 (R$725.365 in the semester ended in June 30,2008)
In preparing the interim financial statements it is, required to use estimates to account for certain assets, liabilities, and transactions. Therefore the Company’s interim financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates.
The rights and obligations in foreign currencies are stated according to prevailing exchange rates at the time of the financial statements, and US$ 1.00 is equivalent to R$1,9516 on June 30, 2009 (US$ 1.00 is equivalent to R$1,5919 on June 30, 2008), for monetary items. For non-monetary items stated at cost, applies the exchange rate at the date of the transaction or the average monthly exchange rate, and for non-monetary items stated at fair value applies the exchange rate at the date of determining the value. Rights and obligations in the domestic currency, when applicable, are adjusted for inflation according to contractual terms;
The effects of adjustments required by new accounting practices, recognized and presented entirely in one column in the 2008 annual financial statements, were reclassified in the quarters of 2008 with objective to be comparable with respective information of 2009.
The effects of adjustments in the comparative periods resulting from the adoption of CPC 02 - Effects of changes in exchanges rates and currency translation of financial statements was an increase in 2Q08 of R$ 3.332.477 (R$ 4.260.525 in the semester) in parent company reflected in investments in subsidiaries and in the consolidated an increase in 2Q08 of R$ 676.644 (R$ 781.715 in the semester), reflected in investments in subsidiaries and an increase of R$ 2.655.833 in the 2Q08 (R$ 3.478.810), reflected in financial income.
As supplemental information to the interim financial statements, the Company presents the calculation of income before financial income, results of equity investments, income tax and social contribution, depreciation, amortization and depletion — LAJIDA (EBITDA).Although it, does not provide a measure of operating cash flow according to accounting practices adopted in Brazil, it is often used by financial analysts in evaluating business, and the Company’s Management uses this indicator to measure operating performance.
The Company has performed and evaluation of subsequent events through July 29, 2009 which is date the financial statements.
6.3- Consolidation Principles and Practices
The consolidated interim financial statements reflect the balances of assets, liabilities and shareholders equity as of June 30, 2009 and March 31, 2009 and operations of quarterly periods ended on June 30, 2009, March 31, 2009 and June 30, 2008 of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies. Overseas operations are translated into the reporting currency for the Brazilian financial statements in Brazil to record equity investments, full or proportionate consolidation of financial statements.

Vale’s participation in hydroelectric projects is made through consortium agreements under which the Company’s share in assets and liabilities of the business is proportional to its share in the generated power. The Company does not have joint responsibility for any liability. Since there is no legal entity related to the project, there are no separate financial statements, income tax return, net income or stockholder’s equity. Brazilian legislation clearly provides that there is no separate entity under a consortium agreement. Accordingly, the Company recognizes its proportional share of costs and its undivided share in assets related to hydroelectric projects.
6.4- Acquisitions and Divestments
In April 2009, the Company sold its remaining interest in Usiminas for R$594,775 abtaining a gain of R$295,722.
In March 2009, the Company acquired from Cement Argos the entites Diamond Coal Ltd., which owns thermal coal assets in Colombia by R$694,560.
In March 2009, 50% of Teal Minerals Incorporated, Joint Venture with African Rainbow Minerals Limited, was acquired by R$138,792.
In February 2009, the acquisition of Green Mineral Resources, company owner of mineral rights of Project Regina (Canada) and Project Colorado (Argentina) from Rio Tinto, was concluded by the amount of R$1,994,695.
For the three acquisitions above, the difference between the acquisition consideration and the equity was, preliminary, fully allocated to PP&E based on the difference between the market values of assets and the is net book values. All these preliminary allocations were based on internal management research and are subject to revision. For Diamond Coal this allocation was R$474,544, for Teal Minerals was R$254,095 and for Green Minerals was R$1,744,589.
In January 2009, the Company entered into a purchase and sale agreement with Rio Tinto PLC to acquire iron ore assets (Brazil) by US$750.000 thousands. This acquisition was not concluded and is subject to final approval by the Administrative Council for Economic Defense — CADE.
In February 2008, the Company sold its interests of 4.83% in common shares of Jubilee Mines N.L., held by Vale Inco, by R$231,788 obtaining a gain of R$138,879.
6.5- Cash and Cash Equivalents

	Consolidated		Parent Company
	06/30/09	03/31/09	06/30/09	03/31/09
Cash and bank accounts	1,056,746	1,434,896	51,781	67,195
Short-term investment	15,276,111	19,885,100	1,825,909	6,175,594

	16,332,857	21,319,996	1,877,690	6,242,789

All the above mentioned short term investments are done through the use of low risk fixed income securities, particlly denominated in Brazilian Reais indexed to the CDI rate, and others denominated in US dollars comprised of time deposits.
6.6- Short-Term Investments

	Consolidated
	06/30/09	03/31/09

Time deposit (*)	5,854,800	7,447,998

(*)	Represent application with due date over 90 days.

6.7- Related Parties
In the Company’s normal course of business, it enters into transactions with related parties regarding the sale and purchase of products and services, including the leasing of pelletization plants, loans under normal market conditions, marketing of raw material and rail transport services.
The balances of related parties operations, and its effects in the quarterly information’s, can be identified as follows:

	Consolidated
	Assets
	06/30/09		03/31/09
	Customers	Related party	Customers	Related party

Baovale Mineração S.A.	14,653	—	549	1,580
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	537	214	763	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	479	130	2,962	24,131
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	1,052	—	1,069	5
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	1,130	10,725	—
Korea Nickel Corporation	22,500	—	—	—
Log-in S.A.	—	—	12,523	9,537
Mineração Rio do Norte S.A.	192	18	251	27,854
MRS Logistica S.A.	585	41,262	640	90,789
Potassio Rio Colorado AS	—	39,655	—	—
Samarco Mineração S.A	1,931	25,535	8,877	190,626
Teal Minerals Incorporated	—	40,361	—	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	—	23,639	—
Others	53,894	32,807	33,663	26,310

Total	95,823	181,112	95,661	370,832

Registered as:
Current	95,823	130,061	95,661	345,532
Non-current	—	51,051	—	25,300

	95,823	181,112	95,661	370,832

	Consolidated
	Liabilities
	06/30/09		03/31/09
	Suppliers	Related party	Suppliers	Related party

Baovale Mineração S.A.	27,331	—	24,488	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	40,094	3,060	43,886	2,782
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	—	2,268	—	39,222
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	10,588	—	10,125	15,608
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	34,646	14,381	27,762	30,771
Log-in S.A.	—	—	9,398	12
Minas da Serra Geral S.A.	2,689	15,836	—	15,630
Mineração Rio do Norte S.A.	20,453	—	29,305	—
MRS Logistica S.A.	129,384	206,666	103,916	124,638
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	—	8	14,657
Others	25,836	3,268	30,508	52,941

Total	291,021	245,479	279,396	296,261

Registered as:
Current	291,021	4,276	279,396	171,204
Non-current	—	241,203	—	125,057

	291,021	245,479	279,396	296,261

(*)	Investment disposed in april 2009.

	Parent Company
	Assets
	06/30/09		03/31/09
	Customers	Related party	Customers	Related party

ALUNORTE — Alumina do Norte do Brasil S.A.	46,493	87,031	41,985	101,046
Baovale Mineração S.A.	29,305	3,160	1,098	3,160
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	1,069	427	386	132,898
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	2,307	98,534	231
Companhia Portuária Baía de Sepetiba — CPBS	830	86,913	48,355	55,862
CVRD OVERSEAS Ltd.	132,026	195	1,523	—
Ferrovia Centro — Atlântica S.A.	61,142	56,533	1,890	753,354
Minerações Brasileiras Reunidas S.A. — MBR	—	694,606	1,016	51,913
MRS Logistica S.A.	877	35,331	21,869	—
Salobo Metais S.A.	2,629	233,555	1,722	233,555
Samarco Mineração S.A.	3,861	278,767	17,754	381,251
Vale International S.A.	6,646,430	3,712,587	6,163,755	4,397,189
Vale Manganês S.A.	9,013	179,309	5,584	179,309
Others	138,339	297,026	127,008	305,559

Total	7,072,014	5,667,747	6,532,479	6,595,327

Registered as:
Current	7,072,014	5,338,362	6,532,479	1,906,134
Non-current	—	329,385	—	4,689,193

	7,072,014	5,667,747	6,532,479	6,595,327

	Parent Company
	Liabilities
	06/30/09		03/31/09
	Suppliers	Related party	Suppliers	Related party

ALUNORTE — Alumina do Norte do Brasil S.A.	14,777	—	—	—
Baovale Mineração S.A.	54,663	—	48,977	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	80,188	135	52,219	65,852
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	70,707	605,397	5	750,385
Companhia Portuária Baía de Sepetiba — CPBS	96,726	—	11,244	39,564
CVRD OVERSEAS Ltd.	4	2,292	87,771	1,735
Ferrovia Centro — Atlântica S.A.	9,968	—	55,097	—
Minerações Brasileiras Reunidas S.A. — MBR	56,132	—	156,632	—
MRS Logistica S.A.	302,505	20,412	56,658	31,424
Salobo Metais S.A.	—	—	2,000	—
Samarco Mineração S.A.	32,132	36,337,758	44,525	43,399,189
Vale International S.A.	—	11	—	23,450
Vale Manganês S.A.	—	—	—	—
Others	89,559	47,383	51,487	291,346

Total	807,361	37,013,388	566,615	44,602,945

Registered as:
Current	807,361	6,231,077	566,615	7,680,034
Non-current	—	30,782,311	—	36,922,911

	807,361	37,013,388	566,615	44,602,945

	Consolidated
	Income			Expense / Cost			Financial
	2Q/09	1Q/09	2Q/08	2Q/09	1Q/09	2Q/08	2Q/09	1Q/09	2Q/08
Baovale Mineração S.A.	3,054	—	—	4,584	4,584	4,123	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	39,874	—	35,534	112,248	(263)	(375)	(1,683)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	4,146	4,626	101,421	492	1,215	165,135	40	(1,897)	3,488
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	37,950	97	6,876	56,104	(110)	(556)	(676)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	64	—	24,011	6,819	18,520	140,551	2,588	(3,040)	(611)
Mineração Rio do Norte S.A.	—	—	—	65,018	71,454	54,296	(105)	144	(63)
MRS Logistica S.A.	2,988	2,288	4,660	140,479	97,273	174,900	—	—	—
Samarco Mineração S.A.	14,049	15,518	68,161	—	—	—	(61)	(4)	(20)
Log-in S.A.	13,691	—	—	—	—	—	382	—	169
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	—	108,982	272,543	—	—	—	—	—	—
Others	—	7,915	7,450	2,024	24,842	3,360	20,471	(21,970)	(24,387)

	37,992	139,329	556,070	219,513	260,298	710,717	22,942	(27,698)	(23,783)

	Consolidated
	Income		Expense / Cost		Financial
	06/30/09	06/30/08	06/30/09	06/30/08	06/30/09	06/30/08
Baovale Mineração S.A.	3,054	—	9,168	8,247	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	82,408	35,534	155,272	(263)	(375)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	8,772	152,541	1,707	237,958	40	(1,897)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	84,603	6,973	123,174	(110)	(556)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	64	91,790	25,339	245,392	2,588	(3,040)
Mineração Rio do Norte S.A.	—	—	136,472	113,438	(105)	144
MRS Logistica S.A.	5,276	6,808	237,752	316,373	—	—
Samarco Mineração S.A.	29,567	106,862	—	—	(61)	(4)
Log-in S.A.	13,691	11,992	—	197	382	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	108,982	497,458	—	—	—	—
Others	7,915	7,601	26,866	30,232	20,471	(21,970)

	177,321	1,042,063	479,811 1	,230,283	22,942	(27,698)

	Parent Company
	Income		Expense / Cost		Financial
	06/30/09	06/30/08	06/30/09	06/30/09	06/30/08	06/30/09

ALBRAS — Alumínio Brasileiro S.A.	52,132	4,952	—	—	—	(170)
ALUNORTE — Alumina do Norte do Brasil S.A.	180,405	116,656	49,739	24,547	(14,462)	(9,190)
Baovale Mineração S.A.	6,108	—	18,335	16,494	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	35	169,270	66,861	204,688	(1,276)	(2,468)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	17,542	329,199	3,477	361,506	(3,372)	3,416
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	176,851	14,201	132,136	(1,353)	(1,233)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	63,325	186,240	56,773	366,527	57,212	(1,228)
Companhia Portuária Baia de Sepetiba — CPBS	—	—	120,758	172,822	(4,529)	—
CVRD Overseas Ltd.	1,404,159	1,334,075	11,236	11,584	87,439	32,053
Ferro Gusa Carajas	—	19,984	—	—	—	—
Ferrovia Centro — Atlântica S.A.	105,278	91,480	4,865	41,699	4,844	191
MRS Logistica S.A.	7,405	23,091	406,413	540,809	—	—
Samarco Mineração S.A.	59,134	213,695	—	—	(130)	(45)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	89,381	—	—	—	—	436,413
Vale Energia S.A.	—	259	62,618	30,707	—	—
Vale International S.A.	16,810,692	11,149,103	756,444	766,064	5,483,148	2,670,703
Vale Manganês S.A.	24,075	38,063	1,432	7,512	—	—
Others	28,964	60,019	39,440	38,500	(7,090)	(41,301)

	18,848,635	13,912,937	1,612,592	2,715,595	5,600,431	3,087,141

Additionally the Company has outstanding balances with Banco Nacional de Desenvolvimento Social and BNDES Participações S.A. in the amounts of R$2,332,542 and R$738.235 respectively at June 30, 2009, related to loans received at market interest rates, which major maturity at June, 2029. These amounts are booked as loans and financing.
Vale also have short-term investments with Bradesco in the amount of R$94,435 at June 2009.

Remuneration of key management personnel	06/30/09
Short-term benefits to managements	33
Other long-term benefits to managements	7

Total	40

6.8- Inventories

	Consolidated		Parent Company
	06/30/09	03/31/09	06/30/09	03/31/09
Finished products
• Nickel, co-products and sub products Inco	2,825,766	3,293,959	53,263	48,812
• Iron ore and pellets	1,689,445	1,788,567	1,521,470	1,597,986
• Manganese and ferroalloys	324,688	522,339	—	—
• Aluminum products	270,852	355,545	5,983	13,758
• Kaolin	69,191		—
• Coal	110,318		—
• Copper	60,483	70,384	36,012	44,350
• Steel products	34,203	39,689	—	—
• Other	282,341	231,139	31,732	28,098

	5,667,287	6,301,622	1,648,460	1,733,004

Spare parts and maintenance supplies	2,537,489	2,834,466	1,120,888	1,172,390

	8,204,776	9,136,088	2,769,348	2,905,394

On June 30, 2009 the Company had nol inventories adjustments. On March 31, 2009, the Company recorded of R$60,160 and R$40,492 to adjust nickel and steel inventories to their respective realizable values.

6.9- Recoverable Taxes

	Consolidated		Parent Company
	06/30/09	03/31/09	06/30/09	03/31/09
Income tax	972,531	3,267,253	50,377	1,842,935
Value-added tax — ICMS	716,437	663,016	530,427	516,921
PIS and COFINS	1,182,679	1,226,922	400,159	418,836
Others	126,744	109,457	59,284	53,034

Total	2,998,391	5,266,648	1,040,247	2,831,726

Current	1,688,351	3,948,197	871,365	2,669,792
Non-current	1,310,040	1,318,451	168,882	161,934

	2,998,391	5,266,648	1,040,247	2,831,726

6.10- Deferred Income Tax and Social Contribution
Income taxes in Brazil comprise the taxation on income and the social contribution on profit. The statutory effective rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rate varies from 1.67% to 40%.
The amounts of income tax and social contribution recognized in income for the period are presented as follows:

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08	06/30/09	06/30/08
Income before income tax and social contribution	5,109,592	3,801,033	10,699,222	8,910,625	14,585,701	8,993,907	12,434,122
Results of equity investment	(50,021)	(13,450)	266,767	(63,471)	610,876	4,168,176	(5,709,331)
New practices adjustments (see note 6.2).	—	—	(2,655,833)	—	(3,478,810)	—	—

	5,059,571	3,787,583	8,310,156	8,847,154	11,717,767	13,162,083	6,724,791

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,720,254)	(1,287,778)	(2,825,453)	(3,008,032)	(3,984,041)	(4,475,108)	(2,286,429)

Adjustments that affects the basis of taxes:

Income tax benefit from interest on stockholders’ equity	—	—	286,674	—	582,285	—	582,285
Fiscal incentives	129,218	63,472	163,382	192,690	206,701	158,424	83,558
Results of overseas companies taxed by different rates wich diference than the parent company rate	361,304	721,943	329,378	1,083,247	641,278	—	—
Exchange gains/ loss — not taxable	(2,319,601)	(486,640)	(545,701)	(2,806,241)	(668,125)	—	—
Benefit on Goodwill Amortization	44,949	44,949	44,949	89,898	89,898	89,898	89,898
Others	(29,213)	186,072	(24,411)	156,859	(109,061)	(149,566)	182,972

Income tax and social contribution	(3,533,597)	(757,982)	(2,571,182)	(4,291,579)	(3,241,065)	(4,376,352)	(1,347,716)

Vale has tax incentives related to our manganese, alumina, aluminium and kaolin operations in the state of Pará, kaolin operation in the state of Amapá and potash in the state of Sergipe. Tax incentives related to manganese comprise partial exemption up to 2013. Tax incentives related to alumina and potash comprise full exemption of income tax on production levels defined up to 2009 and 2013, respectively, while the partial tax exemption of incentives related to aluminum and kaolin expires in 2013. An amount equal to the tax savings shall be recognized in a reserve account in shareholders’ equity and may not be paid as dividends.
Vale also has tax incentives related to Goro, in New Caledonia (Goro). These tax incentives include temporary full exemption of income tax during the construction phase of the project and also for a 15-year period beginning in the first year of commercial production, as defined by the applicable law, followed by a 5-year period with 50% of temporary tax incentives. Besides the, Goro Project also qualifies for certain exemptions of indirect taxes such as import tax during the construction phase and during all the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier phase out in case the project achieves a specified cumulative rate of return. We are subject to a taxation on part of the income commencing in the first year in which commercial production is achieved, as defined by the applicable law. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro project is in operation.
Vale is subject to examination by tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.
Brazilian tax loss carry-forwards have no expiration date though offset is restricted to 30% of annual taxable income.

6.11- Investments

			Equity Results
	Investments		Quarter (Unaudited)			Accumulated
	06/30/09	03/31/09	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08
Investimentos avaliados a mercado (a)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (b)	—	594,775	17,483	—	17,525	17,483	17,525
ThyssenKrupp CSA — Cia Siderúrgica do Âtlantico	1,331,214	1,197,045	—	—	—	—	—
Mirabela Nickel Ltd	46,575	30,609	—	—	—	—	—
Hudbay Minerals Inc.	44,178	37,198	—	—	—	—	—
Heron Resources Inc	6,306	6,520	—	—	—	—	—
Outros	32,729	33,471	—	—	—	—	—

	1,461,002	1,899,618	17,483	—	17,525	17,483	17,525

Investimentos avaliados pelo método de equivalência patrimonial
Henan Longyu Energy Resources Co. Ltd.	417,157	449,759	40,456	42,418	36,850	82,874	74,516
Korea Nickel Corp.	41,319	56,611	(3,316)	3,140	—	(176)	—
Log-In — Logistica Intermodal S/A.	217,713	218,775	(1,051)	4,800	8,423	3,749	17,637
Shandong Yankuang International Company Ltd	(1,168)	9,503	(8,872)	(15,929)	2,962	(24,801)	3,038
Vale Soluções em Energia	172,243	119,877	—	—	—	—	—
Zhuhai YPM Pellet e Co.,Ltd.	20,712	19,993	5,962	(9,888)	—	(3,926)	—
Others	70,821	80,753	(641)	(11,091)	3,688	(11,732)	1,773

	938,797	955,271	32,538	13,450	51,923	45,988	96,964

	2,399,799	2,854,889	50,021	13,450	69,448	63,471	114,489

(a)	investments measured at market value, or equivalent, with impact in the unrealized results of market value line inside sharehoders’ equity.

(b)	Investments disposed in 2009. The amount R$ 17.483 in 2T09 refers to dividends received.
6.12- Intangible

	Consolidated
	Intangible		Goodwill amortization (*)
	06/30/09	03/31/09	2Q/08
Intangible by segment

Iron ore and pellets
Goodwill of Minerações Brasileiras Reunidas — MBR (Includes goodwill Caemi) (b)	4,060,415	4,060,415	(138,612)
Goodwill other companies (a, b)	5,645	5,513	(677)

	4,066,060	4,065,928	(139,289)

Nickel
Goodwill of Inco Limited (a, b, d)	3,015,506	3,337,782	(195,230)

Coal
Goodwill of Vale Australia (a, b)	168,292	172,471	(1,696)

Total goodwill	7,249,858	7,576,181	(336,215)

Other rights			End amortization

Right of use of the shares of EBM	666,670	672,688	Maio de 2037
Subconcessão — Ferrovia Norte Sul — FNS	1,653,491	1,678,277	Dezembro de 2037
Other rights Vale Inco	612,254	649,032	Setembro de 2046
Other	16,777	14,799

Total Other rights	2,949,192	3,014,796

Total Intangible	10,199,050	10,590,977

Intangible not recorded at the parent company	(2,265,745)	(2,342,108)

Total parent company	7,933,305	8,248,869

(a)	Goodwill not recorded in the parent company; and

(b)	Goodwiill paid by future proftability expectancy

(*)	The amortization of goodwill was ceased in december 2008 (see note 6.2)
The main changes in intangibles caption during the quarter ended in June 30, 2009, which changed the balance of R$10,590,977 as of March 31, 2009 to R$10,199,050 as of June 30,2009, are as follows: amortization: -R$9,739, translation adjustment -R$361.123 and monetary variation -R$21.065.

6.13- Property, Plant and Equipment

		Consolidated				Parent Company
	Average	06/30/09					06/30/09
	depreciation		Accumulated		03/31/09		Accumulated		03/31/09
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Lands	0.00%	496,759	—	496,759	582,304	279,027	—	279,027	264,553
Buildings	3.63%	9,257,469	(2,221,685)	7,035,784	7,090,692	3,657,094	(961,512)	2,695,582	2,558,748
Installations	3.73%	29,532,846	(9,699,099)	19,833,747	19,881,317	13,884,845	(4,236,185)	9,648,660	9,513,723
Equipment	7.34%	14,618,453	(4,480,555)	10,137,898	10,113,768	5,018,799	(1,770,208)	3,248,591	3,243,767
Information technology equipment	20.00%	2,151,796	(1,257,736)	894,060	967,558	1,729,659	(1,030,981)	698,678	745,085
Railroads	3.09%	12,320,545	(4,429,893)	7,890,652	8,083,422	10,510,805	(3,952,834)	6,557,971	6,670,994
Mineral assets	3.26%	27,243,437	(3,864,704)	23,378,733	28,888,532	1,995,780	(409,994)	1,585,786	1,588,875
Others	7.27%	13,781,002	(2,911,448)	10,869,554	8,291,946	3,233,164	(1,553,517)	1,679,647	1,624,297

		109,402,307	(28,865,120)	80,537,187	83,899,539	40,309,173	(13,915,231)	26,393,942	26,210,042
Construction in progress		30,560,007	—	30,560,007	31,271,097	14,530,583	—	14,530,583	13,361,198

Total		139,962,314	(28,865,120)	111,097,194	115,170,636	54,839,756	(13,915,231)	40,924,525	39,571,240

6.14- Loans and Financing
Current

	Consolidated
	06/30/09	03/31/09

Trade finance	548,277	937,054
Working capital	145,416	156,704

	693,693	1,093,758

Refers to short-term financing for export, denominated in US dollars, with average annual interest rate of 2.24%.
Non-current

	Consolidated				Parent Company
	Current liabilities		Non-current		Current liabilities		Non-current
	06/30/09	03/31/09	06/30/09	03/31/09	06/30/09	03/31/09	06/30/09	03/31/09

Foreign contracts

Loans and financing in:
U.S. dollars	562,086	712,194	12,559,108	14,915,344	312,393	383,038	717,341	857,713
Other currencies	49,189	35,987	360,668	379,756	6,552	7,361	9,791	14,681
Notes in U.S. dollars	—	—	12,687,035	15,064,036	—	—	—	—
Export securitization (*)	109,892	129,036	237,219	314,514	—	—	—	—
Perpetual notes	—	—	162,748	193,069	—	—	—	—
Accrued charges	350,385	390,780	—	—	10,969	5,153	—	—

	1,071,552	1,267,997	26,006,778	30,866,719	329,914	395,552	727,132	872,394

Local contracts

Indexed to TJLP, TR, IGP-M and CDI	145,105	119,623	5,451,570	5,273,938	101,293	101,233	5,176,518	5,027,799
Basket of currencies	2,746	3,258	7,094	9,230	2,746	3,258	7,094	9,230
Loans in U.S. dollars	—	—	837,718	382,378	—	—	769,440	382,378
Non-convertible debentures	—	—	6,000,576	5,994,306	—	—	5,500,000	5,500,000
Accrued charges	177,975	357,127	—	—	177,975	357,127	—	—

	325,826	480,008	12,296,958	11,659,852	282,014	461,618	11,453,052	10,919,407

	1,397,378	1,748,005	38,303,736	42,526,571	611,928	857,170	12,180,184	11,791,801

(*)	Debt securities collateralized by future receivables arising from certain exports sales.

The long-term portion as of June 30, 2009 matures as follows:

	Consolidated		Parent Company
2010	4,559,135	12%	1,708,738	14%
2011	5,675,993	15%	346,119	3%
2012	2,587,934	7%	331,873	3%
2013	5,795,526	15%	4,308,656	35%
2014 onwards	19,021,824	50%	5,484,798	45%
No due date (Perpetual notes and non-convertible debentures)	663,324	1%	—	0%

	38,303,736	100%	12,180,184	100%

As of June 30, 2009, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	12,214,013	1,519,151
3.1% to 5%	890,914	299,408
5.1% to 7%(*)	12,127,892	753,973
7.1% to 9%(*)	4,985,684	1,555,291
9.1% to 11%	6,764,344	6,572,035
Over 11% (*)	2,092,256	2,092,254
Variable (Perpetual notes)	626,011	—

	39,701,114	12,792,112

(*)
Includes non-convertible debentures and other Brazilian-reais denominated loans where interest is equal to the accumulated variation by CDI and TJLP (Brazilian interbank certificate of deposit and Long-term interest rate) plus spread. For these operations the Company has contracted derivatives to hedge the Company exposure against the variations of floating debt denominated in reais. The contract value for these operations is R$10,550 millions, where R$8,515 millions has an original interest rate above 9%. After the derivatives contract the average cost of these operations is equivalent to 3.92%.

The percentage variations related applied to the debt in each quarter ended were as follows:

	06/30/09	03/31/09	06/30/08
TJLP — Long-Term Interest Rate (effective rate)	1.6	1.5	1.5
IGP-M — General Price Index — Market	(0.3)	(0.9)	4.3
Devaluation of Real against United States Dollar	18.6	0.9	9.9
On January 28, 2008 the Company entered into a transaction with BNDES to finance working capital in the amount of R$ 2,000 millions with final maturity in 2018.
In 2008, Vale entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank and with Japanese agencies, granting long-term financials, Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012. Until June 30, 2009 the Vale had draw down R$1,145 million under the credit facility granted by BNDES.
Additionally Vale has credit lines available with bank syndicates, which operates as a short-term liquidity buffer that allow a more efficient cash management. Under revolving credit facilities, amounts drawn and repaid can be disbursed again at the option of the Borrower. On June 30, 2009, the total amount available under revolving credit lines was of US$1,900 million, being US$1,150 million granted to Vale International and Vale Inco. Until June 30, 2009, neither Vale International nor Vale Inco had drawn any advance amount under these facilities.
As of June 30, 2009 Vale Inco has drawn US$91 million by way of credit notes.
As of June 30, 2009, the US-dollar denominated fixed interest notes of R$12,687,035 (March 31, 2009 — R$15,064,036) and other debt of R$26,040,750 (March 31, 2009 — R$27,965,626) are not securitized. The export securitization of R$351,471 (March 31, 2009 — R$449,178) is collateralized by future receivables from certain export sales by the subsidiary CVRD Overseas Ltd. Loans from international lenders in the amount of R$89,070 (March 31, 2009 — R$105,060) are guaranteed by Brazilian Federal Government, to which the Company has provided guarantees in the same amount. The remaining long-term debt of R$532,788 (March 31, 2009 — R$690,676) is collateralized mainly by receivables from the subsidiaries.
Some long-term debt instruments have financial coverage. The main financial coverage relates to certain ratios that must be maintained, such as debt versus EBITDA and interest coverage. The Company is in full compliance with financial coverage required.

6.15- Contingent Liabilities and commitments
The Company and its subsidiaries are parties to labor, civil, tax and other suits and have been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and inflation restated by management based on the opinion of the Legal Department and its external legal counsels.
In addition to the provisions recorded, there are other contingent liabilities, split between taxes, labor and civil claims, estimated as possible losses in the amount of R$7,533,436 (R$3,738,555 for the parent Company).
Contingent Liabilities
Provisions for contingencies net of judicial deposits, considered by management and its legal counsel as sufficient to cover probable losses from, are as follows:

	Consolidated		Parent Company
	06/30/09	03/31/09	06/30/09	03/31/09
I) Tax contingencies	2,356,046	2,260,302	1,186,497	1,188,466
(-) Judicial deposits	(1,064,071)	(1,112,709)	(937,925)	(938,681)

	1,291,975	1,147,593	248,572	249,785

II) Civil contingencies	630,133	715,428	536,428	501,977
(-) Judicial deposits	(39,655)	(38,670)	—	—

	590,478	676,758	536,428	501,977

III) Labor contingencies	1,121,299	1,125,861	935,582	929,064
(-) Judicial deposits	(58,831)	—	(44,854)	—

	1,062,468	1,125,861	890,728	929,064

IV) Environmental contingencies	34,308	34,126	12,083	11,546

Total accrued liabilities	2,979,229	2,984,338	1,687,811	1,692,372

	06/30/09	03/31/09	06/30/09	03/31/09
Balance at the beginning of the period	2,984,338	2,988,774	1,692,372	1,730,489
Provisions, net of reversals	23,496	(14,647)	(43,319)	(4,685)
Payment	(8,465)	(6,253)	(8,434)	(6,220)
Monetary update	(31,318)	41,605	91,290	49,678
Judicial deposits	11,178	(25,141)	(44,098)	(76,890)

Balance at the end of period	2,979,229	2,984,338	1,687,811	1,692,372

I)	Tax Contingencies:

The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) — The contingent figures refers to the right of credit and differential rates regarding the transfer of assets between company branches;
•	Services Tax (ISS) — The major claims are related to disputes on the location of tax collection;
•	Import Duty (II) — The provision made is related to the Fiscal classification of equipment imported by merged companies;
•	Additional Compensation to Harbor Workers (AITP) — Amounts regarding the collection of compensation amounts for public harbor workers transferred to private harbor;
•
Income Tax and Social Contribution — It refers essentially to the dispute on tax loss compensation and negative bases of social contribution above the limit of 30% of taxable income and monetary adjustment of assets from merged companies; and

•	Others — Regarding disputes on tax credit compensation and the basis of calculation of Financial Compensation by Exploration of Mineral Resources — CFEM.
II)	Civil Contingencies:

The civil lawsuits are mainly related to claims made against us by contractors in connection with losses allegedly incurred by them as a result of several economic plans, accidents and return of land.

III)	Labor Contingencies:

Labor and social security contingencies — it refers mainly to claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments, and (c) disputes about the amount of indemnities paid upon dismissal and one-third extra holiday pay.

Other commitments
(a)
In March 31, 2009, upon the acquisition of interest in TEAL, the Company provided guarantees in the amount of US$43,506 thousand in connection with credit facilities in US dollars granted to this entites expiring August 31, 2009.

(b)
Sumic Nickel Netherlands B.V. — Sumic, a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of its share in Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds US$4,200 thousands at project rates and an agreement cannot be reached on how to proceed with the project.

In connection with the Girardin Financing, the Company provides certain guarantees on behalf of Goro Níquel S.A. (Goro) pursuant to which we guaranteed payments due by Goro of up to a maximum amount of US$ 100 millions (maximum amount) in case of contractual default. We also provided an additional guarantee covering the payments due from Goro of: (a) amounts exceeding the maximum amount in connection with the indemnity and (b) certain other amounts payable by Goro under a lease agreement covering certain assets.
The Company provides a guarantee covering certain termination payments due in New Caledonia from Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is as a result of a default by Goro and the date on which an early termination of the ESA were to occur. If Goro terminates the agreement under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be €$ 145 million. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.
The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.
(c)
At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
The debentures holders has the right to receive premiuns, paid semesterly , equivalent to a percentage of net revenues from especific mine resources as set forth in the indenture.
In April, 2009, the Company paid interest on debentures in the amount of R$7,879.
6.16- Provision for Asset Retirement Obligations

	Consolidated		Parent Company
	06/30/09	03/31/09	06/30/09	03/31/09
Provisions in the beginning of year	2,067,730	2,109,697	894,997	891,450
Accretion expense	27,848	12,865	17,606	3,547
Liabilities settled in the current period	(27,651)	(7,392)	(25,864)	—
Revisions in estimated cash flows	21,854	(17,702)	—	—
Cumulative translation adjustment	(80,234)	(29,738)	—	—

Provisions in the end of year	2,009,547	2,067,730	886,739	894,997

Current	63,898	88,979	32,885	57,266
Non-current	1,945,649	1,978,751	853,854	837,731

	2,009,547	2,067,730	886,739	894,997

6.17- Pension Plan
The following information summarize the costs related to pension plans, which include the allowance for additional pension support and health care plan.
Allowance for additional pension support and health care plan refer to the Company’s responsibility to support retirements, pensions and health assistance in connection with the termination of some employees, which occurred between 1987 and 1989.
In the 2008 year-end financial statements, Vale disclosed that it expected to contribute R$837,978 to its defined benefit plans in 2009. As of June, 30 2009, R$335,048 had been contributed. The Company does not expect significant changes in the estimates disclosed in 2008.

	Consolidated
	Quarter (Unaudited)
	2T/09			1T/09			2T/08
		Underfunded			Underfunded
	Overfunded	pension	Underfunded	Overfunded	pension	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	plans	other benefits	pension plans	plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	5,355	21,533	8,758	3,570	25,452	9,873	5,116	29,809	12,380
Interest cost on projected benefit obligation	153,518	117,312	43,321	102,346	124,021	44,726	139,016	105,545	33,703
Expected return on assets	(211,487)	(95,516)	—	(140,992)	(100,114)	—	(231,526)	(112,119)	—
Amortization of initial transitory obligation	11,309	1,958	(11,694)	—	18,511	(16,161)	(2,495)	—	(4,968)

Net periodic pension cost	(41,305)	45,287	40,385	(35,076)	67,870	38,438	(89,889)	23,235	41,115

	Consolidated Accumulated
	06/30/09			06/30/08
	Overfunded	Underfunded pension	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	8,925	46,985	18,631	8,527	59,353	23,333
Interest cost on projected benefit obligation	255,864	241,333	88,047	231,694	211,242	73,265
Expected return on assets	(352,479)	(195,630)	—	(385,877)	(225,061)	—
Amortization of initial transitory obligation	11,309	20,469	(27,855)	(4,159)	—	(6,706)

Net periodic pension cost	(76,381)	113,157	78,823	(149,815)	45,534	89,892

	Parent Company
	Quarter (Unaudited)
	2T/09			1T/09			2T/08
		Underfunded			Underfunded			Underfunded
	Overfunded	pension	Underfunded	Overfunded	pension	Underfunded	Overfunded	pension	Underfunded
	pension plans	plans	other benefits	pension plans	plans	other benefits	pension plans	plans	other benefits
Service cost — benefits earned during the period	5,355	—	928	3,570	—	618	5,116	—	788
Interest cost on projected benefit obligation	153,518	19,434	8,085	102,346	12,957	5,391	139,016	17,775	7,206
Expected return on assets	(211,487)	(11,341)	—	(140,992)	(7,561)	—	(231,526)	(7,789)	—
Amortization of initial transitory obligation	11,309	—	51	—	—	35	(2,495)	—	—

Net periodic pension cost	(41,305)	8,093	9,064	(35,076)	5,396	6,044	(89,889)	9,986	7,994

	Parent Company
	Accumulated
	06/30/09			06/30/08
		Underfunded			Underfunded
	Overfunded	pension	Underfunded	Overfunded	pension	Underfunded
	pension plans	plans	other benefits	pension plans	plans	other benefits
Service cost — benefits earned during the period	8,925	—	1,546	8,527	—	1,314
Interest cost on projected benefit obligation	255,864	32,391	13,476	231,694	29,625	12,010
Expected return on assets	(352,479)	(18,902)	—	(385,877)	(12,981)	—
Amortization of initial transitory obligation	11,309	—	86	(4,159)	—	—

Net periodic pension cost	(76,381)	13,489	15,108	(149,815)	16,644	13,324

6.18- Long-term Incentive compensation plan
In 2008, with the purpose of introducing a “stockholders vision” to some of the Company’s executives, as well as improving the retention of these executives and reinforcing a sustainable performance culture, the Board of Directors approved a long-term incentive compensation plan, which was implemented with a three-year cycle.
Under the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonuses to the plan. That portion of the bonus allocated to the plan is in fact used by the executive to purchase Vale’s preferred shares through a previously defined financial institution, at market conditions and with no benefit provided by Vale.
The shares purchased by each executive have no restrictions and may, at the participant’s discretion, be sold at any time. However, in order to be entitled to the long-term incentive compensation plan to be provided by Vale, the amount of shares initially purchased by the executives on the plan’s adoption must be held for a three-year period and the executive must retain their employment relationship with Vale during that period.

By meeting the two conditions described above (keeping the number of shares purchased and remaining a Vale employee over the three-year period), the participant becomes entitled to receive from Vale, at the end of each cycle, a cash payment equivalent to the total amount of the shares held, based on the their market quotations. As of June 30, 2009, 1,809,117 shares (2,029,585 shares as of March 31, 2009) were covered by said benefit.
The Company records the cost of this incentive in accordance with the Long-Term Compensation Plan, following the requirements of CVM Resolution 562/2008. The obligations are measured at fair value on each disclosure date, based on market quotations. Settlement costs incurred are recognized during the three-year vesting period.
Additionally, certain executives eligible to the long-term incentive have the opportunity to receive at the end of the three-year cycle an amount equal to the market value of a certain number of shares, based on an evaluation of their career and Vale’s performance factor as measured by the indicator of total return to stockholders.
As of June 30, 2009, the amount accrued to support this plan is R$67,777 (R$41,294 as of March 31,2009), fully recognized in the statement of income.
6.19- Paid-up Capital
In July 2008, the Company issued 256,926,766 common shares and 164,402,799 preferred shares through a global offering, which consisted of a registered offering in Brazil and an international offering.
On August 2008, through an additional offering, the Company issued 24,660,419 preferred shares. Following the issue, Vale’s capital stock increased by R$ 19,434,193 with corresponding transaction costs of R$160,771 being recorded as contra entry. As a result, capital is now composed of 3,256,724,482 common shares and 2,108,579,618 preferred shares, totaling R$ 47,434,193.
Class A preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% on the book net equity value of the share, whichever is greater.
As of June 30, 2009, the Company’s capital is R$47,434,193, corresponding to 5,365,314,732 shares, without par value.
The members of the Board of Directors and the Executive Board together own 157,340 common shares and 1,008,701 preferred shares.
The Board of Directors has the power, without requiring an amendment to the bylaws, to allow the issue of new shares (authorized capital) including through the capitalization of profits and reserves up to the authorized limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares without par value.
As from May, 04 2009, Vale changed the code for negotiation of its ADR’s negotiated in New York Stock Exchange (NYSE) from RIO e RIO-P to VALE and VALE-P, respectively.
6.20- Funds linked to future mandatory conversion into shares
On April 30, 2009 Vale paid additional interests to the holders of mandatory convertible notes from tranches VALE (former, RIO) and VALE P (former, RIO-P), in the amount of R$1,073721 and R$1,274361, respectively, translated into US dollars based on the Brazilian-real / US dollar exchange rate prevailing on April 30, 2009.
In June, 2007, the Company issued mandatory convertible notes in the amount of R$3,601million, (net of R$3,064 million charges), with maturity in 2010. The notes, pay a coupon of 5.50% p.a. quarterly and are intitledt to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory; consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.
The funds linked to future mandatory conversion, net of interest, represented by a maximum of 56,582,040 common shares, are equivalent to R$ 2,111 million, and those represented by a maximum of 30,295,456 preferred shares are equivalent to R$ 926 million. All the shares are currently held in treasury (see note 6.21).

6.21- Treasury Stock
On May 27, 2009, the Board of Directors approved the closing of program to repurchase shares approved on October 16, 2008, covering up to 69,944,380 common shares and up to 169,210,249 preferred shares. At the closing program date 18,415,859 common shares and 47,284,800 preferred shares had been purchased.
The objective of the program was to maximize the value of the Company for shareholders.
As of June 30, 2009, 152,623,603 shares were held in the treasury, totaling R$ 2,472,132 as follows:

	Shares
	Quantity		Unit acquisition cost			Average quoted market price
Class	06/30/09	03/31/09	Average	Low	High	06/30/09	03/31/09
Preferred	77,625,704	77,625,704	23.56	21.02	27.96	31.73	27.80
Common	74,997,899	74,997,899	37.07	23.33	31.00	36.81	32.14

	152,623,603	152,623,603

6.22- Compensation of Stockholders
On April 30, 2009, the Company paid its stockholders 152,623,603 shares the amount of R$2,472,129 in the form of dividends.
6.23- Financial Results
Consolidated

	Quarter
	2Q/09	1Q/09	2Q/08
Financial expenses
Interest	(457,354)	(575,694)	(445,648)
Labor, tax and civil contingencies	(29,235)	(37,998)	(14,872)
Others	(249,530)	(103,384)	(253,163)

	(736,119)	(717,076)	(713,683)

Financial income
Related parties	—	169	3,068
Financial statements	198,818	275,555	42,671
Others	27,841	37,020	4,472

	226,659	312,744	50,211

Derivatives	1,814,648	43,775	1,219,561

Indexation and exchange rate variation on assets:
Cash and cash equivalents	(2,282,057)	(161,740)	(148,607)
Accounts receivable	(763,668)	(94,907)	(561,125)
Loans	4,693,405	295,438	2,107,099
Property, Plan and Equipment	(124,059)	(475,063)	(23,523)
Others	(254,528)	435,573	(163,957)

Net	1,269,093	(699)	1,209,887

Financial income (expenses), net	2,574,281	(361,256)	1,765,976

	Accumulated
	Consolidated		Parent Company
	06/30/09	06/30/08	06/30/09	06/30/08
Financial expenses
Interest	(1,033,048)	(1,000,807)	(1,308,946)	(1,368,720)
Labor, tax and civil contingencies	(67,233)	(91,702)	(63,906)	(82,639)
Others	(352,914)	(723,664)	(194,826)	(275,816)

	(1,453,195)	(1,816,173)	(1,567,678)	(1,727,175)

Financial income
Related parties	169	4,412	138,631	104,236
Financial statements	474,373	96,390	255,342	32,320
Others	64,861	67,106	21,674	7,937

	539,403	167,908	415,647	144,493

Derivatives	1,858,423	685,536	1,578,872	943,069

Indexation and exchange rate variation on assets:
Cash and cash equivalents	(2,443,797)	(162,421)	(30,013)	3,463
Accounts receivable	(858,575)	(546,566)	—	—
Loans	4,988,843	2,417,878	7,587,013	3,828,862
Property, Plan and Equipment	(599,122)	(26,504)	—	—
Partes Relacionadas	—	—	(1,612,591)	(511,184)
Others	181,045	(186,872)	327,272	(174,338)

Net	1,268,394	1,495,515	6,271,681	3,146,803

Financial income (expenses), net	2,213,025	532,786	6,698,522	2,507,190

6.24- Financial Instruments — Derivatives
Risk Management Policy
Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, we evaluate not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk) and those risks inherent in Vale’s operational processes (operational risk).
Traditional market risk measures such as VaR (Value at Risk) are not sufficient to evaluate the group exposures once Vale’s main goal is to avoid a possible lack of cash to fulfill our future obligations.
The enterprise wide risk management approach, that emcopasses all kinds of risk, as well as the relations between the several market risk factors (correlations), aims to assess the impact that such events would bring considering the natural hedges presented in the company’s portfolio. Therefore, when assessing the risk associated with Vale’s business, one can observe the positive effect due to the mix of products and currencies in Vale’s portfolio. This diversification implies in a natural reduction of the overall risk of the company. Any risk mitigation strategy, whenever necessary, will be implemented if it contributes significantly for the reduction on the volatility on Vale’s cash flows beyond the levels initially observed and to acceptable levels of risk.
Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the company’s credit quality, improving its ability to access different markets and reducing the financing costs. Therefore, the board of directors has established an enterprise-wide risk management policy and a risk management committee.
The risk management policy determines that Vale should evaluate regularly its cash flow risks as well as risk mitigation strategies. As previously stated, whenever considered necessary, these mitigation strategies should be put in place, will be executed with the objective of reducing the risks regarding the obligations assumed by the Company, both with thirdparties and its shareholders.

The executive board is responsible for the evaluation and approval of the risk mitigation strategies recommended by the risk management committee.
The committee is responsible for overseeing and reviewing our risk management principles and risk management instruments, besides reporting periodically to the executive board regarding the management process and risk monitoring, including the the main risks Vale is exposed to and their impact on Vale’s cash flow.
The risk management policy and procedures, that complement the risk management governance model, require the diversification of operations and counterparties and prohibit speculative transactions with derivatives.

Besides the risk management governance model, Vale has in place a well defined corporate governance structure with the roles and responsabilities well defined. The recommendation and execution of the derivative transactions are implemented by different and independent areas. It is responsibility of the risk management department to define and propose to the risk management committee market risk mitigation strategies consistent with Vale and it’s wholly owned subsidiaries corporate strategy. It is responsibility of the finance department the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The monitoring and monthly evaluations of the consolidated risk exposure allow us to evaluate the financial results and the impact on Vale’s cash flow, as well as guarantee that the initial goals will be achieved. The fair value measurements of the trades are reported weekly to management.
All derivative trades were recognized in our balance sheet at fair value and their respective gains or losses were recognized in the earnings.
Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices;

•	Input and other costs.
Fair value computation methodology
Well-known market participants’ valuation methodologies were used to compute the fair value of instruments. The financial instruments were evaluated computing their present values considering market curves that impact the instrument on the determination dates. The curves and prices used in the pricing for each group of instruments are detailed in the topic “market curves”.
The pricing method considered in the case of European options is the Black & Scholes model, which is widely used among derivatives market participants for the option pricing. In this model, the derivative fair value is a function of the volatility, spot price of the underlying, strike price, risk free rate and maturity. In the case of options where the financial result is a function of the average of the underlying price for a certain period of the time, called Asian options, we use the Turnbull & Wakeman model, also widely used to price this type of instrument. Besides the parameters used on the Black & Scholes model it is considered in this model the price averaging period.
In the case of swaps, the receiving leg and the paying leg present values are estimated discounting their cash flows using the interest rate of the currency they are denominated. The difference between the present values of the receiving leg and paying leg of the swap is the fair value.
The computation method for the swaps linked to TJLP follows the description enclosed in CETIP’s formula book, which includes the TJLP forward curve definition. Therefore, TJLP is computed using the inflation target, published by Banco Central do Brasil, based on IPCA (Extended National Consumer Price Index) plus the Brazilian credit spread, which comprehends an international real interest rate and a Brazilian credit risk component, that is computed using the credit risk for the government bonds, for the medium and long term perspective.
The pricing for the commodities future settlement contracts (buy or sell) is computed using forward curves for each commodity. Normally, these curves are collected in the exchanges where these commodities are traded, among them, London Metals Exchange (LME) and COMEX or market price providers. When there is no price for a specific date, we use interpolations between the available periods.
Value at Risk computation methodology
The Value at Risk of the positions was measured using historical simulation approach. Different market risk factors that impact the prices of the derivatives included in our portfolio were identified and a two year sample of its historical daily returns was gathered.
The current positions of Vale’s derivatives were used to simulate their returns based on sample data and built a non parametric return distribution and consequently the value at risk for the portfolio considering one business day time horizon. The value at risk of the portfolio considers a 95% confidence level.

Sensitivity Analysis
In the topic “sensitivity analysis” we present sensitivity analysis tables for all outstanding positions as of June 30th 2009. The scenarios defined for these analyses were:
•	Scenario I: expected — considers the market curves as of June 30th 2009;
•
Scenario II: unfavorable change of 25% — considers a shock of 25% in the market curves used for the pricing in the expected scenario, negatively impacting the fair value of Vale’s derivatives positions;

•
Scenario III: favorable change of 25% — considers a shock of 25% in the market curves used for the pricing in the expected scenario, positively impacting the fair value of Vale’s derivatives positions;

•
Scenario IV: unfavorable change of 50% — considers a shock of 50% in the market curves used for the pricing in the expected scenario, negatively impacting the fair value of Vale’s derivatives positions;

•	Scenario V: favorable change of 50% — considers a shock of 50% in the market curves used for the pricing in the expected scenario, positively impacting the fair value of Vale’s derivatives positions;
Contracts subjected to margin calls
Vale has contracts subject to margin calls only for part of copper and nickel trades executed by its wholly-owned subsidiary Vale Inco Ltd. The total amount deposited in cash in June 2009 was R$ 162.57.
Main positions definitions:
Protection program for the Real denominated debt indexed to CDI
•
CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•
CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.
Protection program for the Real denominated debt indexed to TJLP
•
TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•
TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

Foreign Exchange cash flow hedge
•
Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

Protection program for the Euro denominated floating rate debt
•
Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with a notional amount of € 19.1 million, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

Protection program for the USD floating rate debt
•
USD floating rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale Inco Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Inco used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of USD 200 million. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

Foreign Exchange protection program for Coal Fixed Price Sales — In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.
Nickel Strategic cash flow protection program — In order to protect our cash flow for 2009, Vale entered into hedging transactions where we set fixed prices for part of Vale revenues for this year.
Nickel Fixed Price Program — In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally envolves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. This program was discontinued for sales in 2009 due to the decision to protect our cash flow this year.
Nickel Purchase Protection Program — In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.
Protection program of Natural Gas Program — In order to minimize the impact of the input price volatility in the company’s costs, natural gas derivative trades were implemented. These transactions are usually implemented through the purchase of future and forward contracts.
Copper Scrap Purchase Protection Program — In order to reduce cash flow volatility and eliminate the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, hedging transactions were implemented. The copper scrap is combined with other raw materials or inputs from Vale Inco Ltd., Vale’s wholly-owned subsidiary, to produce copper to the final costumers. In this case, trades are usually implemented by the sale of forwards or futures at LME or Over-the-Counter trades.
Bunker Oil Purchase Protection Program — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.
Maritime Freight Hiring Protection Program — In order to reduce the impact of maritime freight price fluctuation hired to support CIF and CFR sales and consequently reduce the company’s cash flow volatility, freight derivatives (FFA — Forward Freight Agreement) were implemented. These transactions are usually executed through forward purchases.
Embedded Derivatives
•
Energy purchase — energy purchase agreement between Albras, Vale’s controlled subsidiary, and Eletronorte. The contract has a clause that defines that a premium can be charged if aluminum prices trades in the range from US$ 1,450/t until US$ 2,773/t. This clause is considered an embedded derivative.

•
Raw material and intermediate products purchase — Nickel concentrate and raw materials purchase agreements of Vale Inco Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered embedded derivatives.

Foreign exchange and interest rate risk
Company’s cash flow is subjected to volatility of several different currencies against the U.S. Dollar. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. Dollar, mainly Brazilian Reais and Canadian dollars.
In order to reduce company’s potential cash flow volatility arising from currency mismatch we use derivative instruments. The derivative portfolio implemented to comply with this objective consists, basically, of interest rate swaps to convert floating cash flows in Brazilian Reais to fix or floating U.S. Dollars cash flows, without any leverage.

Vale has also an exposure to interest rates risks over loans and financings. The U.S. Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the U.S. Dollar floating rate debt is mainly subject to changes in the Libor. To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and U.S. Dollar floating rates. When natural hedges are not present, Vale enters into financial instruments to obtain the same effect.
The Real denominated debt subject to floating interest rates are debentures, Banco Nacional de Desenvolvimento Econômico e Social (BNDES) loans and property and services acquisition financing in the Brazilian market. These Brazilian reais debts are mainly linked to CDI and TJLP.
On June 30th, 2009, the total amount and interests of Brazilian Real denominated debt converted through swaps into US Dollars was US$ 5.4 billion, with an average cost in dollars of 4.72% after the swaps transactions were implemented and maturity between November 2010 and December 2027, with semi-annual interest paymentsa.
These swap transactions have settlement dates and values similar to the interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in U.S. Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian Real against the U.S. Dollar, the negative (positive) impact on Vale debt service (interest and/or principal payment) measured in U.S. Dollars will be almost totally offset by a positive (negative) effect from the swap transaction, regardless of the U.S. dollar / Brazilian Real exchange rate on the payment date.
On the second quarter of 2009, Vale paid in Brazilian Reais an interest amount equivalent to R$ 432 million related to the Real denominated debt that were converted into U.S. Dollars through the use of swap transactions. However, the company has received R$ 209 million on the settlement of the swaps, offsetting the U.S. Dollar / Brazilian Real exchange rate variation impact in Vale debt service.
The tables below show June 30th 2009 derivative positions for Vale and controlled companies with the following information: notional amount, initial cost, fair value, value at risk, gains or losses in the period and fair value for the remaining years of the operations per each group of instruments.
Protection program for the Real denominated debt and loans

					In R$ million
							Realized
	Notional ($ million)				Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year *
Flow	30-jun-09	31-mar-09	Index	Average rate	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2010	2011	2012	2013	2014	2015	2019

Swap CDI vs. fixed rate swap
Receivable	R$7.574	R$7.519	CDI	101,07%	7.906	8.610	538
Payable	USD 3.670	USD 3.670	USD	+ 5,59%	(7.608)	(9.545)	(317)

Net					298	(935)	220	270	266		67	2	(37)

Swap CDI vs. floating rate swap
Receivable	R$792	R$792	CDI	102,07%	836	838	50
Payable	USD 430	USD 430	Libor	+2,44%	(807)	(931)	(19)

Net					29	(93)	31	32	23					6

Swap TJLP vs. fixed rate swap
Receivable	R$1.320	R$1.163	TJLP	TJLP + 1,58%	1.169	1.109	48
Payable	USD 652	USD 577	USD	+ 3,64%	(1.092)	(1.272)	(44)

Net					77	(163)	4	45				109	(4)		(28)

Swap TJLP vs. floating rate swap
Receivable	R$640	R$643	TJLP	TJLP + 0,95%	617	580	8
Payable	USD 375	USD 376	Libor	LIBOR - 1,14%	(594)	(671)	(5)

Net					23	(91)	3	37					(7)		31

*	There are no fair value cash flows with maturity on the years of 2011, 2016, 2017 and 2018.

[a]	With the exception of a US$ 685 million debt with monthly and quarterly interest and amortization payments.

Foreign Exchange cash flow hedge
In order to reduce the cask flow volatility associated with the currency mismatch between our revenues, mainly denominated in U.S. Dollars, and our disbursements and investments denominated in Brazilian Reais, we entered into foreign exchange swaps where the Company receives fixed rates in Brazilian Reais and pays fixed rates in U.S. Dollars.

					In R$ million
							Realized
	Notional ($ million)				Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Index	Average rate	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2010	2011	2012
Brazilian Real fixed rate vs. USD fixed rate swap
Receivable	R$378	—	Fixed	6,95%	354
Payable	USD 190	—	USD	+ 0%	(348)

Net					6	—	—	11		6

Protection program for the Euro denominated floating rate debt
In order to reduce cash flow volatility associated with a financing from KfW Bankengruppe indexed to Euribor, we entered into a swap where the cash flows in Euros are converted into cash flows in U.S. Dollars.

					In R$ million
							Realized
	Notional ($ million)				Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Index	Average rate	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

EUR floating rate vs. USD floating rate swap
Receivable	EUR 6	EUR 7	EUR	Euribor + 0,875%	17	23	3,8
Payable	USD 7	USD 8	USD	Libor + 1,0425%	(13)	(19)	(2,9)

Net					3,4	4,0	0,9	0,3	0,7	1,4	1,3
Protection program for the USD floating rate debt
In order to reduce the cash flow volatility associated to changes on the U.S. Dollar interest rate, Vale entered into a floating (Libor) to fix interest rate.

					In R$ million
							Realized
	Notional ($ million)				Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Index	Average rate	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Receivable	USD 200	USD 200	USD	3M LIBOR	390	463	2,9
Payable			USD	4,795%a.a.	(411)	(492)	(10,3)

Net					(21)	(29)	(7,4)	1,1	(7)	(9)	(5)
Foreign Exchange protection program for Coal Fixed Price Sales
In order to reduce the volatility associated with the foreign exchange exposure of the cash flow from our coal fixed price sales, Vale purchased Australian Dollars forwards.

					In R$ million
				Average			Realized
	Notional ($ million)			Strike	Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(USD/AUD)	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Forward	AUD 60	AUD 76	B	0,66	16,0	6,1	2,8	2,1	5,3	9,0	1,7
Commodities prices, input and costs risk
Vale is also exposed to several market risks associated to global commodities price volatilities.
Nowadays, derivatives transactions included in the portfolio related to commodities prices, input and costs include nickel, copper, natural gas, bunker oil and maritime freight (FFA) derivatives, all of them with the same purpose of mitigating the company’s cash flow volatility.
Nickel Strategic cash flow protection program
In order to protect the cash flow in 2009, Vale entered into hedging transactions for this year.

					In R$ million
				Average			Realized
	Notional (ton)			Strike	Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(USD/ton)	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Forward	17.150		S	13.131	(73,1)		(9,7)	40	(73,1)

Nickel Fixed Price Sales Program
Vale Inco Ltd. has a long position on future contracts in the London Metal Exchange (LME), with the purpose of maintaining its exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. These postions were discontinued for 2009 due to the decision of protecting the cash flow for this year.
Nickel Purchase Protection Program
Vale Inco Ltd. has also short positions on the futures market in the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.

					In R$ million
				Average			Realized
	Notional (ton)			Strike	Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(USD/ton)	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Nickel fixed price sales program
Futures	6.396	8.994	B	14.769,97	8	(111)	(66)	13	1	5	1,9

Nickel pruchases protection program
Futures	5.790	5.940	S	15.517,24	(6,9)	4,3	(48,5)	14	(6,9)
Embedded Derivatives — Raw material and intermediate products purchase
In addition to the contracts mentioned above, Vale Inco has long positions of nickel and copper raw materials which have a price definition based on a commodity index, which implies, in practice, that this contract is treated as an embedded derivative.

					In R$ million
				Average				Realized
	Notional (ton)			Strike	Unrealized Gain/Loss			Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(USD/ton)	30-jun-09	31-mar-09		30-jun-09	30-jun-09	2009	2010	2011

Raw material purchase
Nickel forwards	728	1.414	B	11.798,00	(4,5)	1,9		(1,9)		(4,5)
Copper forwards	1.890	3.327		4.510,00	(2,0)		(2,0)	(2,0)		(2,0)

Total					(6,4)		(0,1)	(3,9)	2,4

Intermediate products purchase
Forwards	3.861	3.117	B	12.144,00	(16,2)		3,5	46	5,5	(16,2)
Embedded Derivatives — Energy purchase — Aluminum
The table below presents the aluminum embedded derivatives position originated from the energy supply contract between Albras and Eletronorte.

					In R$ million
				Average			Realized
	Notional (ton)			Strike	Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(USD/ton)	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Call	200.228	200.228	B	2.773	5,1	3,0
Call	200.228	200.228	S	1.450	(118)	(91)

Total					(113)	(88)	—	14	(21)	(62)	(29)
Copper Scrap Purchase Protection Program
Vale Inco Ltd. makes use of hedging to protect the price mismatch between the date of copper scrap purchase and the date of selling the finished good. The table below illustrates June open positions.

					In R$ million
				Average			Realized
	Notional (ton)			Strike	Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(USD/ton)	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Futures	57	147	S	3.761,09	(0,1)	(0,2)	0,2	0,0	(0,1)
Protection program of Natural Gas Program
Vale Inco Ltd. uses natural gas swap contracts to minimize the impact of price fluctuation of this input cost in the cash flow.

					In R$ million
				Average			Realized
	Notional (GJ)			Strike	Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(CAD/GJ)	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Forwards	553.500	963.000	S	7,62	(3,8)	(6,1)	(7,6)	0,3	(3,8)

Bunker Oil Purchase Protection Program
Vale uses forward purchase and swaps to mitigate the impact of changes of bunker oil prices in the cash flow.

					In R$ million
				Average			Realized
	Notional (ton)			Strike	Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(USD/ton)	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Forward	197.000	125.000	B	347	20,9	(1,4)	3,9	7,7	13,3	7,6
Maritime Freight Hiring Protection Program
Vale uses FFA to reduce the impact of maritime freight price fluctuation in the company’s costs.

				Average			Realized	In R$ million
	Notional (days)			Strike	Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
Flow	30-jun-09	31-mar-09	Buy/ Sell	(USD/day)	30-jun-09	31-mar-09	30-jun-09	30-jun-09	2009	2010	2011

Forward	2.406	0	B	29.575	24,8	0,0	44,9	11,9	18,1	6,7
Sensitivity Analysis
Values in R$ million

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Hedge for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	298,0	(1.604,0)	2.199,9	(3.506,0)	4.101,9
		USD interest rate inside Brazil variation		189,1	402,3	75,4	502,4
	CDI vs. USD floating rate swap	USD/BRL fluctuation	28,7	(173,1)	230,4	(374,9)	432,2
		USD interest rate inside Brazil variation		(6,2)	60,9	(44,1)	90,8
Hedge for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation		(196,0)	350,1	(469,0)	623,2
		USD interest rate inside Brazil variation	77,1	26,8	122,8	(28,8)	164,5
		Brazilian interest rate fluctuation		(11,9)	180,6	(89,0)	302,4
	TJLP vs. USD floating rate swap	USD/BRL fluctuation		(125,1)	171,6	(273,5)	320,0
		USD interest rate inside Brazil variation	23,3	(35,1)	74,2	(102,3)	119,0
		Brazilian interest rate fluctuation		(55,3)	119,8	(120,0)	239,7
		USD/BRL fluctuation		(81,1)	93,0	(168,2)	180,1
Foreign exchange cash flow hedge	Brazilian Real fixed rate vs. USD fixed rate swap	USD interest rate inside Brazil variation	5,9	0,4	11,4	(5,3)	16,6
		Brazilian interest rate fluctuation		(10,3)	23,4	(25,4)	42,2
		EUR/USD fluctuation		(0,8)	7,5	(4,9)	11,7
Hedge for Euro denominated floating rate debt	EUR floating rate vs. USD floating rate swap	Euribor variation	3,4	3,4	3,4	3,3	3,4
		USD Libor variation		3,4	3,4	3,4	3,4
Hedge for the USD denominated floating rate debt	USD floating rate vs. USD fixed rate swap	USD Libor variation	(20,7)	(23,1)	(18,4)	(25,4)	(16,2)
Foreign Exchange Hedge for coal fixed price sales program	Purchase Australian dollars forwards	USD/AUD fluctuation	16,0	0,3	31,7	(15,4)	47,4
Nickel strategic hedging program	Sale of nickel forward contracts	Nickel price fluctuation	(73,1)	(201,3)	55,1	(329,6)	183,3
Nickel fixed price sales program	Purchase of nickel future/forward contracts	Nickel price fluctuation	7,9	(35,4)	51,1	(78,6)	94,4
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	(6,9)	(54,9)	41,1	(103,0)	89,2
Embedded derivatives — Raw material purchase	Embedded derivatives - Raw material purchase	Nickel and copper price fluctuation	(6,4)	(16,6)	3,7	(26,8)	13,9
Embedded derivatives — Intermediate products purchase	Embedded derivatives - Intermediate products purchase	Nickel price fluctuation	(16,2)	(33,5)	1,1	(50,8)	18,4
Embedded derivatives -Energy purchase	Embedded derivatives - Energy purchase - Aluminum Options	Aluminum price fluctuation	(112,6)	(227,2)	(25,6)	(328,9)	9,2
Copper scrap purchase protection	Sale of copper future/forward contracts	Copper price fluctuation	(0,1)	(0,3)	0,0	(0,4)	0,1
Natural gas hedge	Purchase of natural gas forward contracts	Natural gas price fluctuation	(3,8)	(3,0)	(4,6)	(2,2)	(5,4)
Bunker Oil purchase protection program	Purchase Bunker Oil forwards	Bunker Oil price fluctuation	20,9	(26,4)	68,1	(73,7)	115,4
Maritime freight hiring protection program	Purchase of forward freight agreements	Freight price fluctuation	24,8	(15,1)	64,7	(55,0)	104,6

Credit risk on financial trades and financial institutions ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s e S&P agencies for the financial institutions that we had outstanding trades as of June 30th. 2009.

Parent Company	Vale’s Counterparty	Moody’s*	S&P*

Banco do Brasil S.A.	Banco do Brasil S.A.	A1	BBB-
Banco Bradesco S.A.	Banco Bradesco S.A.	A1	BBB
Citigroup Inc.	Citigroup Inc.	A3	A
Banco Votorantim S.A.	Banco Votorantim S.A.	Baa1	BB+
HSBC Holdings plc	HSBC Holdings plc	Aa2	AA-
JP Morgan Chase & Co.	JP Morgan Chase & Co.	Aa3	A+
Banco Santander S.A. (Spain)	Banco Santander S.A. (Spain)	Aa1	AA
HSBC Holdings plc	HSBC Bank Brasil S.A.	A1	BBB-
Banco Itaú Unibanco S.A.	Banco Itaú Unibanco S.A.	A1	—
JP Morgan Chase & Co.	JP Morgan Chase Bank NA	Aa1	AA-
Standard Bank	Standard Bank of South África Ltd	Baa1	—
BNP Paribas	BNP Paribas	Aa1	AA
Mitsui Co. Ltd**	Mitsui Bussan	A2	A+

*	For Brazilian banks it was considered the global rating of local currency deposits

**	Parent company’s rating

Market Curves
To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.
1. Commodities
Aluminum

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	1.596	ABR10	1.704	MAR11	1.801
JUN09	1.602	MAI10	1.712	ABR11	1.809
JUL09	1.614	JUN10	1.723	MAI11	1.817
AGO09	1.624	JUL10	1.732	JUN11	1.825
SET09	1.636	AGO10	1.741	JUL11	1.833
OUT09	1.645	SET10	1.752	AGO11	1.691
NOV09	1.655	OUT10	1.760	SET11	1.682
DEZ09	1.666	NOV10	1.769	OUT11	1.710
JAN10	1.675	DEZ10	1.777	NOV11	1.719
FEV10	1.684	JAN11	1.785	DEZ11	1.728
MAR10	1.695	FEV11	1.793
Nickel

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	15.291	MAR10	15.446	DEZ10	15.456
JUL09	15.304	ABR10	15.454	JAN11	15.452
AGO09	15.336	MAI10	15.461	FEV11	15.448
SET09	15.366	JUN10	15.466	MAR11	15.445
OUT09	15.389	JUL10	15.465	ABR11	15.442
NOV09	15.405	AGO10	15.465	MAI11	15.439
DEZ09	15.421	SET10	15.465	JUN11	15.436
JAN10	15.430	OUT10	15.461	JUL11	15.433
FEV10	15.438	NOV10	15.458	AGO11	15.430
Copper

Maturity	Price (USD/lb)	Maturity	Price (USD/lb)	Maturity	Price (USD/lb)
SPOT	2,24	JUL09	2,25	SET09	2,25
Bunker oil

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	396,50	JAN10	402,25	AGO10	416,00
JUL09	396,50	FEV10	402,25	SET10	416,00
AGO09	392,55	MAR10	402,25	OUT10	422,25
SET09	392,00	ABR10	409,00	NOV10	422,25
OUT09	393,25	MAI10	409,00	DEZ10	422,25
NOV09	394,25	JUN10	409,00
DEZ09	398,40	JUL10	416,00
Aluminum — Volatility

Maturity	Vol (% p.a.)	Maturity	Vol (% p.a.)	Maturity	Vol (% p.a.)
VOLSPOT	35,67	VOL9M	30,55	VOL4Y	24,51
VOL1M	35,67	VOL1Y	29,61	VOL5Y	23,92
VOL3M	33,96	VOL2Y	26,99	VOL7Y	23,74
VOL6M	31,82	VOL3Y	25,51	VOL10Y	23,74
2. Rates
USD-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
30/06/2009	1,31	03/10/2011	3,54	01/04/2014	5,18
01/09/2009	1,31	02/01/2012	3,71	01/07/2014	5,37
01/10/2009	1,39	02/04/2012	3,96	01/10/2014	5,55
04/01/2010	1,67	02/07/2012	4,13	02/01/2015	5,71
01/04/2010	1,99	01/10/2012	4,28	01/04/2015	5,81
01/07/2010	2,18	02/01/2013	4,42	04/01/2016	6,08
01/10/2010	2,48	01/04/2013	4,53	02/01/2017	6,53
03/01/2011	2,77	01/07/2013	4,70	02/01/2018	6,97
01/04/2011	3,04	01/10/2013	4,82	02/01/2019	7,27
01/07/2011	3,29	02/01/2014	5,02	02/01/2020	7,52
US Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
USD1D	0,25	USD9M	0,77	USD5Y	3,06
USD1M	0,42	USD1Y	0,89	USD7Y	3,55
USD2M	0,55	USD2Y	1,55	USD10Y	3,95
USD3M	0,65	USD3Y	2,19
USD6M	0,67	USD4Y	2,69
TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
30/06/2009	6,25	01/04/2011	7,12	01/04/2013	7,62
01/07/2009	6,25	01/07/2011	7,24	01/07/2013	7,62
01/10/2009	6,32	01/10/2011	7,33	01/10/2013	7,61
01/01/2010	6,44	01/01/2012	7,41	01/01/2014	7,60
01/04/2010	6,56	01/04/2012	7,48	01/04/2014	7,59
01/07/2010	6,70	01/07/2012	7,54	01/07/2014	7,60
01/10/2010	6,85	01/10/2012	7,58
01/01/2011	6,99	01/01/2013	7,61
BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
30/06/2009	8,96	01/07/2010	9,24	02/01/2013	11,77
01/07/2009	8,96	03/01/2011	10,03	01/04/2013	11,83
03/08/2009	9,01	01/07/2011	10,66	01/07/2013	11,93
01/09/2009	8,88	02/01/2012	11,06	01/10/2013	11,98
01/10/2009	8,82	02/04/2012	11,24	02/01/2014	12,17
04/01/2010	8,79	02/07/2012	11,42	02/01/2017	12,56
01/04/2010	8,96	01/10/2012	11,61
3. Currencies
EUR

Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EURSPOT	1,42	EUR9M	1,41	EUR4Y	1,43
EUR1M	1,41	EUR1Y	1,41	EUR5Y	1,43
EUR3M	1,41	EUR2Y	1,42	EUR7Y	1,43
EUR6M	1,41	EUR3Y	1,42	EUR10Y	1,42
AUD

Maturity	AUD/USD	Maturity	AUD/USD	Maturity	AUD/USD
AUDSPOT	1,24	AUD9M	1,25	AUD4Y	1,34
AUD1M	1,24	AUD1Y	1,26	AUD5Y	1,36
AUD3M	1,24	AUD2Y	1,28	AUD7Y	1,40
AUD6M	1,25	AUD3Y	1,31	AUD10Y	1,46
Currencies — Ending rates as of June 30, 2009

USD/CAD	1,1622	USD/BRL	1,9516	EUR/USD	1,4039

Summary the movement of our derivatives according to the period present as follows:

	Consolidated
	Quarter
	2Q/09
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 03/31/09	(1,301,037)	(7,467)	—	—	—	(192)	40,091	—	(1,268,605)
Payments (receipt) financial	(209,431)	1,360	—	(10,129)	—	263	80,958	—	(136,979)
Financial expenses, net (1)	1,935,472	26,065	—	72,151	—	(237)	(209,616)	—	1,823,835
Monetary variations, net (2)	6,532	(559)	—	(2,578)	—	30	(5,904)	—	(2,479)

Gains / (losses) unrealized on 06/30/09	431,536	19,399	—	59,444	—	(136)	(94,471)	—	415,772

	1Q/09
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/08	(1,336,013)	(4,358)	—	—	—	626	79,185	—	(1,260,560)
Payments (receipt) financial	(45,396)	4,787	—	—	—	(491)	(8,857)	—	(49,957)
Financial expenses, net (1)	77,613	(7,931)	—	—	—	(321)	(29,476)	—	39,885
Monetary variations, net (2)	2,759	35	—	—	—	(6)	(761)	—	2,027

Gains / (losses) unrealized on 03/31/09	(1,301,037)	(7,467)	—	—	—	(192)	40,091	—	(1,268,605)

	2Q/08
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 03/31/08	1,048,035	—	(57,777)	—	(434,408)	(426,814)	10,902	(54,095)	85,843
Payments (receipt) financial	(226,227)	—	17,344	—	103,890	123,673	(23,759)	17,098	12,019
Financial expenses, net (1)	1,139,831	—	2,013	—	2,119	6,002	72,059	(2,082)	1,219,942
Monetary variations, net (2)	(49,626)	—	4,410	—	27,789	35,168	(1,783)	4,612	20,570

Gains / (losses) unrealized on 06/30/08	1,912,013	—	(34,010)	—	(300,610)	(261,971)	57,419	(34,467)	1,338,374

	Accumulated
	06/30/09
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/08	(1,336,013)	(4,358)	—	—	—	626	79,185	—	(1,260,560)
Payments (receipt) financial	(254,827)	6,147	—	(10,129)	—	(228)	72,101	—	(186,936)
Financial expenses, net (1)	2,013,085	18,134	—	72,151	—	(558)	(239,092)	—	1,863,720
Monetary variations, net (2)	9,291	(524)	—	(2,578)	—	24	(6,665)	—	(452)

Gains / (losses) unrealized on 06/30/09	431,536	19,399	—	59,444	—	(136)	(94,471)	—	415,772

	06/30/08
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/07	1,107,744	—	(64,608)	—	(172,569)	(332,222)	73,557	(42,722)	569,180
Payments (receipt) financial	(273,986)	—	37,431	—	146,223	228,016	(22,982)	32,920	147,622
Financial expenses, net (1)	1,119,541	—	(11,969)	—	(303,857)	(196,234)	11,015	(29,530)	588,966
Monetary variations, net (2)	(41,286)	—	5,136	—	29,593	38,469	(4,171)	4,865	32,606

Gains / (losses) unrealized on 06/30/08	1,912,013	—	(34,010)	—	(300,610)	(261,971)	57,419	(34,467)	1,338,374

(1)
Comprise amounts related to hedge accounting which does not affect the financial results, as follows: R$7,356, R$(1,416), R$20,951, R$5.940 and R$(63,964), 2Q09, 1Q09, 2Q08, June 30, 2009 and June 30, 2008, respectively.

These figures were recorded inside shareholders’ equity in the line “unrealized results of market value” net of income tax and in the proportion of our interest, when applicable.

(2)	Include exchange variance reclassification into equity: R$(648), R$(447) and R$(1,095), 2Q09, 1Q09 and June 30, 2009, respectively.

	Parent Company
	06/30/09
	Currencies\ Interest rates
	(libor)	Freight	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/08	(1,078,850)	—	—	—	(1,078,850)
Payments (receipt) financial	(212,642)	(4,003)	—	—	(216,645)
Financial expenses, net	1,560,642	19,296	—	—	1,579,938
Monetary variations, net	(588)	(478)	—	—	(1,066)

Gains / (losses) unrealized on 06/30/09	268,562	14,815	—	—	283,377

	06/30/08
	Currencies\ Interest rates
	(libor)	Freight	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/07	1,064,545	—	(45,256)	(1,923)	1,017,366
Payments (receipt) financial	(260,118)	—	26,156	7,526	(226,436)
Financial expenses, net	1,085,862	—	(8,412)	(28,882)	1,048,568
Monetary variations, net	(110,837)	—	3,507	1,831	(105,499)

Gains / (losses) unrealized on 06/30/08	1,779,452	—	(24,005)	(21,448)	1,733,999

The due dates of the consolidated financial instruments are as follows:

Currencies\ Interest rates (LIBOR)	December 2019
Fuel Oil	April 2010
Natural Gas	October 2009
Freight	September 2009
Copper	July 2009
Nickel	May 2011
6.25- Selling, Administrative, Other Operating Expenses and Results from the Sale of Investments

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08	06/30/09	06/30/08
Administrative
Personnel	154,396	159,907	176,337	314,303	347,544	173,062	198,805
Services (consulting, infrastructure and others)	87,439	84,253	94,174	171,692	179,141	86,720	88,353
Advertising and publicity	49,185	31,999	65,760	81,184	100,108	74,106	92,922
Depreciation	87,547	88,759	68,881	176,306	148,699	143,147	116,961
Travel expenses	5,646	13,065	16,869	18,711	27,710	7,157	17,293
Rents and taxes	14,559	23,560	13,161	38,119	22,553	15,237	15,241
Indigenours comunities	4,763	4,942	6,256	9,705	12,082	9,120	9,352
Others	35,054	38,559	85,828	73,613	146,122	35,233	56,561
Sales (*)	75,054	129,446	104,278	204,500	247,434	12,922	20,747

Total	513,643	574,490	631,544	1,088,133	1,231,393	556,704	616,235

(*)	Represents the effects of fluctuations in commodity prices of copper on its receivables, expenses with offices abroad and provision for claims settlement.

	Consolidated					Parent Company
				Accumulated		Accumulated
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08	06/30/09	06/30/08
Other operating expenses (income), net
Provisions for contingencies	14,351	—	(231,952)	14,351	(240,649)	24,836	(240,649)
Provision for loss on ICMS credits	29,397	73,213	192,830	102,610	241,954	88,396	46,609
Provision for profit sharing	50,929	67,517	79,568	118,446	127,235	65,344	55,661
Fundação Vale do Rio Doce — FVRD	30,634	12,656	18,094	43,290	31,289	43,290	31,289
Recoverable taxes — PIS and COFINS	(78,066)	(66,326)	(50,978)	(144,392)	(114,857)	(144,392)	(114,857)
Provision for material / inventories	8,787	—	—	8,787	—	12,409	—
Adjust the value of realization of stock	—	112,535	—	112,535	—	—	—
Disconnection	49,869	91,782	—	141,651	—	33,914	—
Stopped of plant and Idle capacity	524,028	375,552	—	899,580	—	482,885	—
Others	105,026	217,586	141,803	322,612	461,856	(30,412)	111,190

Total	734,955	884,515	149,365	1,619,470	506,828	576,270	(110,757)

	Consolidated
	Quarter			Accumulated (to review)
Results on sale of investments	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08
Jubilee Mines N.L.	—	—	—	—	138,879
Usinas siderurgicas de Minas Gerais S.A. — USIMINAS	287,814	—	—	287,814	—
Others	7,908	—	—	7,908	—

Total	295,722	—	—	295,722	138,879

6.26- Subsequent Events
In July, 2009, we issued R$1,873 million Mandatorily Convertible Notes due 2012 (R$ 1,864 million, net of commissions). The Notes bear interest at 6.75% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders.
In July, 2009 Vale signed a definitive agreement with Suzano Papel e Celulose to sale part of our forest assets to Suzano, a total area of 84.7 thousand hectares, including preservation areas and eucalyptus plantation in Maranhão (Brazil), for approximately R$235 million.
In July 2009, Vale signed an agreement with ThyssenKrupp Steel AG to increase our stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) to 26.87%, from the current 10% interest, through a capital increase of EUR$965 million (approximately R$2.7 billion). This investment decision is still subject to, among other conditions, the approval of the Board of Directors of both Vale and ThyssenKrupp.

7- Report of the Independent Accountants on Limited Review

Pricewaterhousecoopers
Rua da Candelária 65 11°, 14°, 15° e 16°
Cjs. 1302 a 1304
2009 1-020 Rio de Janeiro RJ - Brasil
Calxa Postal 949
(A free translation of the original in Portuguese)	Telefone (21) 3232-6112
Fax (21) 2516-6319
pwc.com/br
Report of Independent Accountants
on the Limited Review
To the Board of Directors and Stockholders
Vale S.A.
1
We have carried out a limited review of the Quarterly Information — ITR (individual and consolidated) of Vale S.A. (formerly denominated Companhia Vale do Rio Doce) and its subsidiaries, for the quarter ended June 30, 2009, comprising the balance sheets and the statements of operations, changes in stockholders’ equity, cash flows and value added, the report of performance and notes, prepared under the responsibility of the Company’s management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (“Instituto de Auditores Independentes do Brasil – IBRACON”), in conjunction with the Federal Accounting Council (“Conselho Federal de Contabilidade — CFC”), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the relevant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above for it to be in accordance with the accounting practices adopted in Brazil, as required by the regulations of the Brazilian Securities Commission (“Comissāo de Valores Mobiliários — CVM”) specifically applicable to the preparation of quarterly information.

4
The Quarterly Information (ITR) mentioned in the first paragraph also includes comparative accounting information for the results for the quarters ended March 31, 2009, and June 30, 2008, obtained from the corresponding Quarterly Information (ITR) for those quarters. The limited reviews of the Quarterly Information — ITR for the quarters ended March 31, 2009, and June 30, 2008, were conducted by other independent auditors, who issued their reports, dated May 6, 2009, and August 6, 2008, respectively, both including division of responsibilities paragraphs regarding the review of financial information of certain investees of Vale S.A.

Vale S.A.
5
As mentioned in Note 6.2, due to changes in the accounting practices adopted in Brazil in 2008, the statements of income, of changes in stockholders’ equity, of cash flows and value added relating to the quarters ended June 30, 2008, presented for comparative purposes, were adjusted in relation to those originally disclosed and are being revised, as prescribed by NPC 12 — Accounting Practices. Changes in Accounting Estimates and Correction of Errors (“Práticas Contabeis, Mudanças has Estimativas Contábeis e Correçāo de Erros”), as approved by the CVM Deliberation number 506/06, in order to enable comparability of the periods presented. In connection with our review of the quarterly information relating to the quarter ended June 30, 2009, we also reviewed the adjustments arising from the changes in accounting practices disclosed in Note 6.2. We are not aware that those adjustments are inadequate or have not been appropriately recognized, taking into consideration all material aspects. We have been engaged solely to review the adjustments described in Note 6.2 and not the review and neither to apply any other form of procedure on the quarterly information for the quarter ended June 30, 2008, and, therefore, we do not express any form of conclusion on those quarterly information.

Rio de Janeiro, July 29, 2009

pricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ

Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 “S” RJ

8- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended June 30, 2009	In millions of reais

			Assets
				Non-current		Liabilities and stockholders’ equity
					Investments,		Non-current		Accounting information - (to review)
					property plant		Long-term,		Statement of income
					and equipment		deferred income	Adjusted		Cost of	Operating	Income tax
	Participation (%)				and deferred		and minority	stockholders’		products and	income	and Social	Adjusted net
	Total	Voting	Circulante	Long-term	charges	Current	interest	equity	Net revenues	services	(expenses)	contribution	income (loss)
Jointly-controlled companies
ALBRAS — Alumínio Brasileiro S.A.	51,00	51,00	428.818	1.371.538	1.072.004	427.550	473.597	1.971.213	687.366	(726.064)	70.640	(10.463)	21.479
ALUNORTE — Alumina do Norte do Brasil S.A.	57,03	61,74	821.791	257.726	5.334.691	328.258	1.650.505	4.435.445	1.312.565	(1.439.345)	260.977	(45.569)	88.628
Brasilux S.A.	100,00	100,00	5.005	32.059	—	5.132	—	31.932	—	—	(5.882)	(11)	(5.893)
Cadam S.A	61,48	100,00	133.723	65.064	98.430	23.805	40.882	232.530	76.311	(60.092)	(36.609)	—	(20.390)
Companhia Paulista de Ferro Ligas	100,00	100,00	159.938	106.693	1.392	153.056	115.392	(425)	—	—	9.519	(3.213)	6.306
Companhia Portuária Baia de Sepetiba — CPBS	100,00	100,00	180.025	9.525	195.453	138.529	1.428	245.046	128.411	(50.951)	1.342	(25.464)	53.338
CVRD Overseas Ltd.	100,00	100,00	2.015.623	237.219	1.320.194	1.598.920	39.169	1.934.947	1.614.570	(1.322.475)	(379.784)	—	(87.689)
Docepar S.A.	100,00	100,00	19.795	122.054	149	33.563	102.117	6.318	—	—	7.779	—	7.779
Diamond Coal Ltd	100,00	100,00	13.432	—	908.036	13.413	213.495	694.560	—	—	—	—	—
Ferrovia Centro — Atlântica S.A.	100,00	100,00	234.569	125.116	1.688.362	158.549	1.982.131	(92.633)	339.626	(330.413)	(30.410)	(79)	(21.276)
Ferrovia Norte-Sul S.A.	100,00	100,00	58.084	2.065	1.728.332	495.833	—	1.292.648	49.036	(20.211)	(5.583)	(6.646)	16.596
Florestas Rio Doce S.A.	99,90	100,00	10.654	15.534	3.719	5.172	2.897	21.838	—	—	718	80	798
Green Minerals Resources Inc	100,00	100,00	59.190	—	2.897.356	21.645	967.247	1.967.654	—	—	(6.742)	—	(6.742)
Mineração Tacumã Ltda.	100,00	100,00	331	—	1.697.207	18.543	1.788.341	(109.346)	—	—	(21.686)	—	(21.686)
Minerações Brasileiras Reunidas S.A. — MBR (a)	92,99	92,99	181.496	112.925	6.204.055	891.955	1.255.481	4.351.040	—	(79.500)	(129.868)	(29.156)	(238.524)
Para Pigmentos S.A	86,17	85,57	79.377	60.368	58.306	79.777	179.415	(61.141)	55.964	(39.746)	(57.500)	(5.747)	(47.029)
Rio Doce Manganése Norway AS	100,00	100,00	160.618	—	51.247	47.683	6.591	157.591	101.141	(78.041)	(52.828)	—	(29.728)
Salobo Metais S.A.	100,00	100,00	290.531	—	1.622.704	56.355	1.439.727	417.153	—	—	—	—	—
Urucum Mineração S.A.	100,00	100,00	280.924	11.777	55.528	56.815	123.451	167.963	75.520	(23.144)	(40.710)	(5.242)	6.424
Vale Austrália Pty Ltd.	100,00	100,00	391.549	253.069	2.199.058	243.998	1.719.251	880.427	504.016	(347.815)	(202.373)	(33.474)	(79.646)
Vale Inco	100,00	100,00	6.163.928	426.643	47.034.020	3.276.565	38.882.813	11.465.213	4.389.021	(4.018.657)	(1.513.420)	474.671	(668.385)
Vale International S.A.	100,00	100,00	27.098.250	54.856.124	47.108.999	13.712.122	47.641.274	67.709.977	12.212.189	(11.670.521)	(4.941.792)	(53.677)	(4.453.801)
Vale Manganês S.A.	100,00	100,00	1.188.583	112.938	360.208	376.618	187.104	1.098.007	291.338	(175.081)	(31.915)	(2.590)	81.752
Vale Manganese France	100,00	100,00	276.325	(821)	97.877	133.461	9.549	230.371	85.522	(89.875)	(21.807)	778	(25.382)
Vale Overseas Ltd.	100,00	100,00	237.868	11.227.200	—	237.653	11.227.202	213	—	—	213	—	213
Valesul Alumínio S.A (a)	100,00	100,00	161.057	90.241	514.160	73.664	40.170	651.624	111.266	(104.131)	(11.757)	—	(4.622)

Jointly-controlled companies
Baovale Mineração S.A.	50.00	100.00	31,094	26	56,864	7,768	—	80,215	17,553	(2,272)	(12,331)	(1,983)	967
California Steel Industries , Inc.	50.00	50.00	605,533	—	522,596	90,654	460,170	577,305	554,056	(516,469)	(131,940)	39,185	(55,168)
Com panhia C oreano-Brasileira de Pelotização — KOBR ASCO	50.00	50.00	219,821	22,953	241,775	64,951	99,699	319,899	66,018	(6,164)	34,542	(29,295)	65,101
Com panhia H isp ano-Brasileira de Pelotiz ação — HISPANOB RÁS	50.89	51.00	218,723	49,249	133,456	150,366	46,481	204,581	276	(1)	(32,932)	178	(32,479)
Com panhia Ítalo-Brasileira de Pelotização — IT ABRAS CO	50.90	51.00	118,884	55,744	192,070	4,203	80,686	281,809	12,938	(5,562)	10,979	(4,125)	14,230
Com panhia N ipo-Brasileira de Pelotização — NIBR ASCO	51.00	51.11	150,765	65,375	394,695	1,217	73,013	536,605	48,545	(13,270)	10,642	(12,991)	32,926
Minas da Serra Geral S.A. — MSG	50.00	50.00	41,554	23,792	56,210	2,241	19,898	99,417	8,567	(4,897)	1,332	(1,360)	3,642
Mineraç ão R io do Norte S.A.	40.00	40.00	189,853	621,807	869,373	572,446	378,605	729,982	422,900	(249,027)	31,738	(68,328)	137,283
MRS Logística S.A. (a)	41.50	37.86	937,474	708,893	2,879,354	933,604	1,841,806	1,750,311	983,516	(573,851)	(62,466)	(112,653)	234,546
Samarco M ineração S.A.	50.00	50.00	1,052,694	436,594	3,613,998	1,901,532	1,966,734	1,235,020	1,136,020	(461,983)	79,419	(163,971)	589,485
Teal Minerals	50.00	50.00	150,541	—	756,611	233,836	222,491	450,825	—	—	—	—	-
Observances:
(a)	Includes direct and indirect participation.
Additional information of the main operational investee companies are available on the Vale website www.vale.com, investor relations.

B- Additional Information
9- Cash generation (to review)
Consolidated operating cash generation measured by EBITDA (earnings before financial results, equity in subsidiaries, income taxes, depreciation, amortization and depletion, increased by dividends received) was R$8,909,912 as of June 30,2009 against R$17,111,208 as of June 30, 2008, representing a decrease of 48.0%.
EBITDA is not a BR GAAP measure and does not represent the expected cash flow for the reporting periods and, therefore, should not be considered as an alternative measure to net income (loss), as an indicator of operating performance or as an alternative to cash flow as a liquidity source.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA — Consolidated

	Quarter (Unaudited)			Accumulated (to review)
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08
Operating profit — EBIT	2.189.568	4.148.839	9.200.013	6.338.407	14.524.912
Depreciation / amortization of goodwill	1.253.422	1.296.765	1.250.502	2.550.187	2.563.430

	3.442.990	5.445.604	10.450.515	8.888.594	17.088.342
Dividends received	21.318	—	22.866	21.318	22.866

EBITDA (LAJIDA)	3.464.308	5.445.604	10.473.381	8.909.912	17.111.208

Depreciation / amortization of goodwill	(1.253.422)	(1.296.765)	(1.250.502)	(2.550.187)	(2.563.430)
Dividends received	(21.318)	—	(22.866)	(21.318)	(22.866)
Equity Results	50.021	13.450	(266.767)	63.471	(1.392.591)
Profit on sale of investment	295.722	—	—	295.722	138.879
Financial results, net	2.574.281	(361.256)	1.765.976	2.213.025	(2.946.024)
Income tax and social contribution	(3.533.597)	(757.982)	(2.571.182)	(4.291.579)	(3.241.065)
Minority interests	(109.343)	107.852	(222.577)	(1.491)	(258.230)

Net income	1.466.652	3.150.903	7.905.463	4.617.555	6.825.881

Consolidated EBITDA by segment

	EBITDA
	Quarter (Unaudited)			Accumulated (to review)
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08
Segments
Ferrous minerals	2.852.898	5.196.299	7.173.376	8.049.197	10.573.410
Non-ferrous minerals	854.349	128.341	2.668.125	982.690	5.406.320
Logistics	280.454	120.993	251.213	401.447	564.573
Steel	1.766	(32.523)	82.364	(30.757)	103.966
Others	(525.159)	32.494	298.303	(492.665)	462.939

	3.464.308	5.445.604	10.473.381	8.909.912	17.111.208

10- Management’s Discussion and Analysis of the Operational Performance in June 30, 2009 (to review)
In analyzing this information, some general aspects should be considered, as follows:
On June 30, 2009, about 93% of consolidated gross revenue and 40% of consolidated total costs are linked to currencies other than
Brazilian reais. Consequently, the exchange rate fluctuations have a significant impact on net income.
The average dollar rate increased by 29.2% between periods (R$2.1921 as of June 30, 2009 against R$1.6966 as of June 30, 2008), And the final rate increased by 22,6% (R$1.9516 as of June 30, 2009 against R$1.5919 as of June 30, 2008).
The Consolidated Trade Balance performance was as follows:

	In US$ million
	Quarter (Unaudited)			Accumulated (to review)
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08
Exports	3.305	3.339	3.886	6.644	6.900
Imports	(185)	(271)	(297)	(456)	(573)

	3.120	3.068	3.589	6.188	6.327

10.1- Management’s Discussion and Analysis of the Operational Performance of Consolidated

10.1.1- Sales revenues

	In thousands of metric tons (except railroad transportation)
	Quarter (Unaudited)			Accumulated (to review)
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08
Iron ore	50.442	49.993	67.684	100.435	132.473
Pellets (*)	4.809	3.342	10.981	8.151	20.837

	55.251	53.335	78.665	108.586	153.310

Manganese	297	60	301	357	447
Ferroalloys	71	53	125	124	248

Copper concentrated	108	110	124	218	217
Finished copper (Nickel co-product)	21	33	36	54	71
Nickel	70	59	69	129	135
Potash	192	105	181	297	339
Kaolin	193	179	337	372	600
Precious metals	19	25	21	44	40
Cobalt (t)	676	636	665	1.312	1.405

Railroad transportation (millions of TKU) (**)	9.170	8.360	9.817	17.530	18.089
Port services	5.238	3.929	6.598	9.167	12.478
Boat services
Maritime transportation

Aluminum	124	127	126	251	262
Alumina	1.403	1.257	861	2.660	1.694
Bauxite	686	665	1.092	1.351	2.085

Steel	47	79	216	126	449
Pig iron	—	35	118	35	196
Coal	1.117	976	910	2.093	1.915

	In thousand
	Quarter (Unaudited)			Accumulated (to review)
	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08
Iron ore	4,937,180	7,265,680	7,925,990	12,202,860	13,126,458
Pellets (*)	634,846	869,536	2,453,663	1,504,382	3,888,577

	5,572,026	8,135,216	10,379,653	13,707,242	17,015,035

Manganese	86,864	34,159	135,564	121,023	204,725
Ferroalloys	146,249	178,748	631,709	324,997	1,135,466

	233,113	212,907	767,273	446,020	1,340,191

Copper concentrated	351,277	248,026	525,303	599,303	913,644
Finished copper (Nickel co-product)	215,745	297,810	502,517	513,555	993,567
Nickel	1,894,491	1,477,030	3,105,285	3,371,521	6,383,870
Potash	251,841	150,492	173,588	402,333	285,046
Kaolin	86,337	91,013	88,543	177,350	181,253
Precious metals	167,100	188,953	239,380	356,053	509,605
Cobalt (t)	24,867	30,243	94,859	55,110	201,341

	2,991,658	2,483,567	4,729,475	5,475,225	9,468,326

Railroad transportation (millions of TKU) (**)	595,771	513,055	788,824	1,108,826	1,453,309
Port services	95,585	73,922	111,083	169,507	205,559
Boat services	23,501	23,505	22,505	47,006	44,214
Maritime transportation	—	—	9,602	—	15,778

	714,857	610,482	932,014	1,325,339	1,718,860

Aluminum	398,348	450,073	654,997	848,421	1,283,737
Alumina	568,301	567,342	582,668	1,135,643	1,064,471
Bauxite	44,670	53,492	63,328	98,162	124,642

	1,011,319	1,070,907	1,300,993	2,082,226	2,472,850

Steel	107,113	169,915	357,209	277,028	677,398
Pig iron	—	24,896	93,102	24,896	145,063
Coal	201,680	309,493	170,341	511,173	296,062
Other products and services	171,719	161,140	154,401	332,859	299,734

	480,512	665,444	775,053	1,145,956	1,418,257

	11,003,485	13,178,523	18,884,461	24,182,008	33,433,519

(*)
Includes sales of providing services to subsidiaries of control shared in the amounts of $3,421, R$4,348, R$11,974, R$7,769, R$32,600, referring to the 2Q/09, 1Q/09, 2Q/08, 06/30/09 e 06/30/08, respectively.

(**)
The Vale carried through its railroad system of 7.304, 5.072, 7.247, 12.376 e 12.994 millions of TKUs of general cargo and 1,866, 3,288, 2,570, 5,154 e 5,095 millions of TKUs of iron ore for third parties in 2Q/09, 1Q/09, 2Q/08, 06/30/09 e 06/30/08, respectively.

The fall of 27.7% in the Sales, from R$33,433,519 on June 30, 2008 to R$24.182.008 on June 30, 2009 is due primarily to the reduction of price and volumes sold.
Consolidated sales by segment

	Ferrous	Non — Ferrous		Holdings		Quarter (Unaudited)					Accumulated (to review)
	Minerals	Minerals	Logistics	Aluminum	Others	2Q/09%		1Q/09%		2Q/08%		06/30/09%		06/30/08%
External market
Latin America	57,548	880	—	14,717	7,157	80,302	1	102,983	1	761,103	4	183,285	1	1,250,625	4
Canada	—	397,981	—	258,027	11,086	667,094	6	503,286	4	850,496	5	1,170,380	5	1,579,349	5
United States (USA)	11,085	345,378	—	42,517	128,353	527,333	5	693,667	5	1,644,315	9	1,221,000	5	3,178,853	10
Germany	148,003	117,552	—	10,902	—	276,457	3	479,081	4	985,683	5	755,538	3	1,929,249	6
Belgium	2,682	20,075	—	151,854	—	174,611	2	167,790	1	399,744	2	342,401	1	711,695	2
France	57,586	27,445	—	—	—	85,031	1	89,958	1	409,672	2	174,989	1	687,873	2
England	171,786	158,038	—	—	8,867	338,691	3	423,626	3	758,355	4	762,317	3	1,268,281	4
Italy	58,161	32,599	—	—	—	90,760	1	178,890	1	413,297	2	269,650	1	730,143	2
Europe, except for Germany, Belgium, France, England and Italy	146,358	158,867	—	151,157	7,904	464,286	4	563,112	4	1,573,679	8	1,027,398	4	2,591,149	8
Middle East/Africa/Oceania	243,433	15,586	—	58,940	27,864	345,823	3	304,958	2	796,703	4	650,781	3	1,150,745	3
China	3,585,348	498,881	—	26,351	31,275	4,141,855	38	5,748,478	44	3,201,977	17	9,890,333	41	5,636,435	17
South Korea	179,286	177,165	—	—	—	356,451	3	587,337	5	604,292	3	943,788	4	1,057,495	3
Japan	369,459	182,395	—	159,975	63,688	775,517	7	1,133,067	9	2,007,601	11	1,908,584	8	3,535,950	11
Taiwan	79,345	319,496	—	—	—	398,841	3	307,808	2	512,536	3	706,649	3	966,849	3
Ásia, other than China, South Korea, Japan and Taiwan	165,017	241,790	—	—	67,693	474,500	4	321,716	2	942,442	5	796,216	3	1,786,266	4

	5,275,097	2,694,128	—	874,440	353,887	9,197,552	84	11,605,757	88	15,861,895	84	20,803,309	86	28,060,957	84

Brazil	530,042	297,530	714,857	136,879	126,625	1,805,933	16	1,572,766	12	3,022,566	16	3,378,699	14	5,372,562	16

Total	5,805,139	2,991,658	714,857	1,011,319	480,512	11,003,485	100	13,178,523	100	18,884,461	100	24,182,008	100	33,433,519	100

10.1.2- Cost of products and services

	Denominated in		Quarter (Unaudited)			Accumulated (to review)
	R$	Other currencies	2Q/09	1Q/09	2Q/08	06/30/09	06/30/08
Personnel	570.334	411.953	982.287	1.080.172	1.009.063	2.062.459	1.960.181
Material	710.169	768.090	1.478.259	1.476.835	1.677.292	2.955.094	3.233.732
Oil and gas	516.575	120.613	637.188	598.331	885.652	1.235.519	1.728.308
Outsourced services	703.242	325.724	1.028.966	953.482	1.212.738	1.982.448	2.341.687
Energy	227.579	171.203	398.782	410.485	487.423	809.267	942.339
Raw Material	78.634	195.189	273.823	387.715	753.040	661.538	1.396.877
Depreciation and depletion	664.638	524.101	1.188.739	1.206.756	1.180.417	2.395.495	2.412.393
Others	555.367	147.997	703.364	752.991	685.812	1.456.355	1.387.443

Total	4.026.538	2.664.870	6.691.408	6.866.767	7.891.437	13.558.175	15.402.960

	60%	40%

The 12% decrease in cost of products and services (R$15,402,960 as of June 30, 2008 against R$13,558,175 on June 30, 2009) was due to variations in volumes sold .

10.1.3- Selling and administrative expenses
The Selling expenses decreased 17.35%, of R$247,434 on June 30, 2008 to R$204,500 on June 30, 2009, due primarily to reduction of doubtful debt provision and freight expenses and royalties, while administrative expenses decreased 10.20%, from R$983,959 at June 30, 2008 to R$883,633 on June 30, 2009, due to the adaptation by the Company to the present market conditions.

10.1.4- Research and development
Research and development expenses increased by 26.35%, from R$793,943 as of June 30, 2008 to R$1,003,159 as of June 30, 2009, reflecting Vale’s plan to diversify and expand the production, mainly in the gas sector and energy and iron ore and pellets.

10.1.5- Other operating expenses
Other operating expenses increased R$1,112,642, from R$506,828 as June 30, 2008 to R$1,619,470 on June 30, 2009, basically due to idle capacity, shutdown of plants and employee termination costs besides of pre-operation expenses of Goro project.

10.1.6- Net financial results
Net financial results varied R$1,680,239 (R$2,213,025 as of June 30, 2009 against R$532,786 as of June 30, 2008), reflecting the effects of the appreciation of US dollar against Brazilian reais on debt.

10.1.7- Income tax and social contribution
Income and social contribution tax expenses presented an expense of R$4,291,579 as of June 30, 2009 compared to R$3,241,065 as of June 30, 2008, mainly due to a decrease in taxable income and the shareholders remuneration paid integrally in form of dividends, without the usage of benefit of interest on shareholders equity.

10.1.8- Results on sale of investments
The result on sale of investments in 2009 refers basically to the gain on sale of interest in Companhia na Usina Siderúrgica de Minas Gerais — USIMINAS of R$287.814 and in 2009 sale of Jubilee Mines NL R$ 138,879.

10.2- Management’s Discussion and Analysis of the Operational Performance of Parent Company

10.2.1- Sales revenues
The 5.74% increase in revenue (R$14,307,624 as of June 30, 2009 against R$13,530,982 as of June 30, 2008) was derived from the appreciation of American dollars against the real and increase in average product prices in Brazilian reais, partially compensated by the fall of selling volumes.

10.2.2- Cost of products and services
Cost of products and services sold as of June 30, 2009 was R$6,023,576, against R$7,648,817 as of June 30, 2008, representing a 21% decrease. The main factor is less volume sold.

10.2.3- Gross margin
Gross margin increased from 40.3% as of June 30, 2008 to 56.8% as of June 30, 2009, mainly due to dollar valuation against Brazilian real and the price adjustment.

10.2.4- Equity Results
Equity in subsidiaries decreased by R$10,602,872 from R$6,434,696 as of June 30, 2008 to -R$4,168,176 as of June 30, 2009 mainly due to the reduction of operational results of affiliates for the period.

10.2.5- Selling and administrative expenses
The selling expenses decreased 39.72%, by R$20,747 as of June 30, 2008 to R$12,922 as of June 30, 2009, due primarily to reduction of doubtful debt provision, while administrative expenses decreased by 8.68% from R$595,488 as of June 30, 2008 to R$543,782 as of June 30, 2009, due to primarily the reduction of Salary expenses and outsourced services, and adaptation by the Company to the present market conditions.

10.2.6- Research and development
Research and development increased by 39.84%, from R$448,331 as of June 30, 2008 to R$626,960 as of June 30, 2009, reflecting Vale’s plan to diversify and expand the production, mainly in the gas sector and energy and iron ore and pellets.

10.2.7- Other operating expenses/ income
Other operating expenses increased by R$687,027, from expense of R$110,757 as of June 30, 2008 to expense of R$576,270 as of June 30, 2009, due basically the idle capacity and shutdown of plants.

10.2.8- Net financial results
Net financial results changed R$4,191,332 (R$2,507,190 as of June 30, 2008 against R$6,698,522 as of June 30, 2009) basically due to the appreciation of US dollar against Brazilian Real on related party debt.

10.2.9- Income tax and social contribution
Income tax and social contribution revenue totaled R$1,347,716 as of June 30, 2008 compared to an expense of R$4,376,352 as of June 30, 2009, mainly due to a increase in taxable income and the remuneration integrally paid in the form of dividends without the usage of benefit of interest on shareholders equity.

11- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Sérgio Ricardo Silva Rosa	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President

Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Francisco Augusto da Costa e Silva
Jorge Luiz Pacheco
José Ricardo Sasseron	Aníbal Moreira dos Santos
Ken Abe	Antônio José de Figueiredo Ferreira
Luciano Galvão Coutinho	Bernard Appy
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Sandro Kohler Marcondes	Cícero da Silva
Marcus Pereira Aucélio
Alternate	Oswaldo Mário Pêgo de Amorim Azevedo

Deli Soares Pereira	Executive Officers
Hidehiro Takahashi
João Moisés de Oliveira	Roger Agnelli
Luiz Augusto Ckless Silva	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Felix Freitas	Carla Grasso
Paulo Sérgio Moreira da Fonseca	Executive Officer for Human Resources and Corporate
Raimundo Nonato Alves Amorim	Services
Rita de Cássia Paz Andrade Robles
Wanderlei Viçoso Fagundes	Eduardo de Salles Bartolomeo
Executive Officer for Logistics, Project Management and
Advisory Committees of the Board of Directors	Sustainability

Controlling Committee	Fabio de Oliveira Barbosa
Luiz Carlos de Freitas	Chief Financial Officer and Investor Relations
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer for Ferrous Minerals
Executive Development Committee
João Moisés de Oliveira	Tito Botelho Martins
José Ricardo Sasseron	Executive Officer for Non Ferrous
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa	Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department
Finance Committee
Fabio de Oliveira Barbosa	Vera Lúcia de Almeida Pereira Elias
Ivan Luiz Modesto Schara	Chief Accountant
Luiz Maurício Leuzinger	CRC-RJ — 043059/O-8
Wanderlei Viçoso Fagundes

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 29, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations